


08002257

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Silverwing Energy Inc.

*CURRENT ADDRESS Eau Claire Place II
521 Third Avenue S.W.
Calgary, Alberta T2P 3T3
Canada

**FORMER NAME

**NEW ADDRESS

ILE NO. 82- 35190 FISCAL YEAR 12/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 5/2/08

2006 ANNUAL REPORT

SILVERWING ENERGY INC.



A targeted approach.

PROFILE

Silverwing Energy Inc. is a Calgary based crude oil and natural gas company with the goal of becoming a growth and value-driven exploration and production company. By implementing its strategic plan in key focus areas located throughout the Western Canadian Sedimentary Basin, Silverwing is well positioned to achieve its growth plans for the benefit of its shareholders. Common shares and share purchase warrants of Silverwing are listed for trading on the Toronto Stock Exchange under the symbol SVW and SVW.WT, respectively.

ANNUAL MEETING

Shareholders are cordially invited to attend the Annual General Meeting of Silverwing Energy Inc. to be held on Tuesday, May 1, 2007 at 4:00 p.m. (Calgary time), in the Devonian Room of the Petroleum Club, 319 Fifth Avenue S.W., Calgary, Alberta. Shareholders who are unable to attend the Meeting are requested to complete and return the Instrument of Proxy to Valiant Trust Company at their earliest convenience.

TABLE OF CONTENTS

PERFORMANCE HIGHLIGHTS

Years Ended December 31,	2006	2005	Change
(000s, except per share amounts)	($)	($)	(%)
Financial			
Petroleum and natural gas sales	**11,169**	5,692	96
Cash flow from operations [1]	**3,355**	2,498	34
Per share – basic and diluted	**0.18**	0.31	(42)
Net income (loss	**(12,216)**	(56)	(21,714)
Per share – basic and diluted	**(0.65)**	(0.01)	(1,400)
Capital expenditures (net)	**63,125**	17,135	268
Working capital (deficiency) and bank debt	**(19,817)**	3,478	(670)
Shareholders' equity	**46,811**	25,298	85
(000s)	(#)	(#)	(%)
Share Data			
Total shares outstanding			
Basic	**33,826**	13,434	152
Diluted	**33,826**	16,747	102
Weighted average shares outstanding			
Basic	**18,792**	8,105	132
Diluted	**18,792**	8,203	129
			(%)
Operating			
Average daily production			
Natural gas (mcf/d)	**4,134**	1,412	193
Crude oil and NGLs (bbls/d)	**39**	19	105
Total (boe/d)	**728**	254	187
Average selling prices			
Natural gas ($/mcf)	**6.81**	10.26	(34)
Crude oil and NGLs ($/bbl)	**63.71**	59.90	6
Total ($/boe)	**42.05**	61.41	(32)
Wells drilled – gross (net) (#)			
Gas	**26 (8.1)**	24 (9.7)	8 (16)
Oil	**– (–)**	2 (1.0)	– (–)
Standing/untested	**8 (7.5)**	– (–)	– (–)
Dry and abandoned	**4 (1.4)**	2 (0.2)	100 (600)
Total	**38 (17.0)**	28 (10.9)	36 (56)
Drilling success rate (%)	**87 (85)**	93 (98)	6 (13)

(1) Cash flow from operations is defined as cash provided by operations before changes in non-cash operating working capital.

LETTER TO SHAREHOLDERS



Silverwing has come through a year of transformation, renewal and growth with a targeted approach for the future. The results of our activities are reflected in our year-end operating report.

By all accounts, 2006 was a very challenging year for Silverwing, and one of significant change. We entered the year as a small private gas exploration company operating in one core area with 12.7 million shares outstanding, cash of approximately $8.5 million, an aggressive business strategy and a strong technical and operational team ready to grow the Company. Our production base was 70% non-operated and producing at only 405 boe/d, plus we had 1,561 mboe of proved and probable reserves, 10,909 net acres of undeveloped land and little control over the timing of our production growth. However, throughout 2006 we strategically repositioned Silverwing such that by December 31 we had become a publicly traded company with 33.8 million shares, production of approximately 1,150 boe/d, 3,036 mboe of proved and probable reserves, 19,343 net acres of undeveloped land and operational control in our core projects. A number of factors contributed to this transformation, including:

- △ **secured a farm-in on over 80 sections of freehold mineral leases in the Tomahawk area, bringing to Silverwing a new core operating area with substantial multi-zone oil and gas opportunities;**
- △ **acquired certain highly strategic oil and gas assets and facilities in the Prespatou area for a total consideration of $15.2 million;**
- △ **commissioned new gas gathering and processing facilities at Prespatou and Boundary Lake South, increasing the areas' production and throughput capacity from 2 mmcf/d at January 1 to over 15 mmcf/d by year-end and providing Silverwing with a substantial growth platform;**
- △ **drilled 38 gross (17.0 net) wells primarily at Prespatou and Tomahawk with an 87% success rate; and**
- △ **increased average daily production 187% to 728 boe/d, exiting 2006 at approximately 1,150 boe/d.**

CORPORATE ACTIVITIES AND FINANCIAL HIGHLIGHTS △ Silverwing Energy Inc. was incorporated under the Alberta Corporations Act on May 28, 2002 with a primary focus on growth through exploration and development drilling of oil and gas properties in Western Canada. The Company commenced drilling and production operations in 2003 and has subsequently established two core operating regions: the northeastern British Columbia Prespatou fairway (including Birley, Sirius, South Beavertail, North Buick Creek and Umbach) and the Tomahawk area of west central Alberta.

To fund Silverwing's 2006 aggressive growth program and to allow the public the opportunity to participate in the success of our Company, on August 22, 2006 we completed an Initial Public Offering ("IPO") of Silverwing common shares and raised $30.8 million before issuance costs through the Toronto Stock Exchange ("TSX"). On August 24, 2006, the Company's common shares commenced trading on the TSX under the symbol SVW. In addition to these funds, on December 31, 2006 the Company raised $6.9 million before issuance costs by way of a private offering of flow-through common shares. These proceeds, together with cash flow from operations and our existing credit facilities, were used to fund the Company's 2006 and early 2007 capital expenditures program.

Capital expenditures rose 268% in 2006 to $63.1 million compared to $17.1 million in 2005. Funds were primarily allocated to drilling operations, facility installations and pipeline construction in our Prespatou, Boundary Lake South and Tomahawk operating areas.

For the year ended December 31, 2006, the Company posted new records for revenue and cash flow. Our year-over-year financial gains included:

- △ **improving revenue 96% to $11.1 million;**
- △ **growing cash flow 34% to $3.4 million;**
- △ **increasing our line of credit to $18.0 million; and**
- △ **increasing common shares outstanding 152% to 33.8 million.**

OPERATING HIGHLIGHTS △ We achieved a number of operating milestones by implementing our growth strategy, which is outlined in detail later in this letter. Our focused approach resulted in the drilling of 38 gross (17.0 net) wells for an average 87% success rate. In addition, year-over-year average corporate production increased 187% from 254 boe/d in 2005 to 728 boe/d in 2006 with over 75% of our production now being Company operated with high working interests.

At the beginning of 2006, we had one core operating area – Prespatou. During the year, we obtained operatorship of the majority of our active drilling programs in the area and we had considerable drilling success, which included 12 gross (8.3 net) wells. We also built substantial owned and partially operated gas gathering and processing infrastructure, and as a result, increased gas throughput capacity from approximately 2 mmcf/d on January 1 to over 15 mmcf/d by year-end that will support substantial new production growth.

We supplemented our holdings at Prespatou through the acquisition of certain oil and gas assets and facilities in the area in October from Peregrine Energy Ltd. for a total consideration of $15.2 million. The acquisition included approximately 4,390 net acres of undeveloped mineral rights, a 30% interest in an extensive gas gathering system and a compression and dehydration facility, a 100% interest in a field booster compressor facility, immediate production from one of two shut-in wells and numerous new drilling opportunities that will be integrated into our future development program. We believe the acquisition was highly strategic to our continued plans for the Prespatou area, thereby retaining its primary position as Silverwing's gas growth engine for years to come.

In May, Silverwing signed a farm-in agreement with Anadarko Canada Corporation (now Canadian Natural Resources Ltd.) and Imperial Oil Resources that provides our Company access to over 51,000 net acres of undeveloped land in the Tomahawk area. The area is known for its under-explored multi-zone oil and gas potential along with highly prospective formations including the desirable Nisku interior patch reef oil trend, a zone of primary interest to our Company. This project requires Silverwing to drill 29 wells in the initial earning phase, with an option to earn additional land with more drilling commitments. On an individual well payout basis, we must pay 100% of the costs to earn a 60% working interest in the leases after payout, with an average earning of two sections per well. To date, we have identified over 45 strong multi-zone prospects: the first 7 gross (7.0 net) wells of this program have already been drilled and cased as potential multi-zone oil and gas wells pending completion in 2007, and 20 others are in various stages of well licensing. The Company expects to incur approximately $30.5 million in capital expenditures in drilling, casing and completing the initial phase of the project. The Tomahawk core area is expected to provide strategic light to medium grade oil opportunities that, over time, will provide our Company with a balanced oil and gas mix and a stable revenue stream.

A DEFINED GROWTH STRATEGY △ We have embraced a targeted approach to growing Silverwing's assets and adding value through a focused program of organic exploration, optimization and strategic acquisition to improve our overall profitability. The key components of our program are outlined below.

Growing Through the Drill Bit – It is vital that Silverwing participates in new drilling by way of active prospect generation in areas known to have an abundance of rich oil and gas potential in multiple stacked reservoir zones. Ultimately, our objective is to look for large reserves that can provide significant impact. The multi-zone approach allows us to selectively drill for deeper, higher risk, high reward targets, while continuing to pursue up-hole shallow to medium depth zones that significantly reduce the well's overall financial risk. Consistent with this strategy, Silverwing participated in the drilling of 38 gross wells (87% success rate) in 2006 versus 28 gross wells (93% success rate) in 2005.

Optimizing Existing Assets – We will continue to exploit our two core areas that have been identified to be of long-term value to the Company. In addition to our in-house knowledge base, we will utilize the most advanced methodologies and technologies available, while systematically rationalizing non-core properties through divestitures and swaps. During 2006, we expanded gas gathering and processing facilities at Prespatou to further increase capacity and support new production growth. A multi-year active program of exploration and down spaced development of our low risk gas opportunities is expected to fill and fully utilize our gathering and processing facilities at Prespatou.

Pursuing Strategic Acquisitions and Exploration Farm-in Opportunities – A key component of our program is to continually pursue and evaluate acquisition opportunities that are complementary to our operations, will offer productivity enhancement potential, add exploratory acreage within existing or new core areas and meet our financial criteria. The acquisition we made at Prespatou and the large exploratory farm-in secured at Tomahawk in 2006 are highly strategic to our Company's future growth and are examples of the implementation of this strategy.

Maintaining Control – This strategy is essential to the future success of our Company. We want larger working interests in our core areas and control of processing facilities and operations, thereby enabling us to utilize our operational expertise while managing the timing and costs of activities.

We have embraced a targeted approach to growing Silverwing's assets and adding value through a focused program of organic exploration, optimization and strategic acquisition to achieve overall Company success.

During 2006, we increased our working interests across the board and gained control of over 75% of our production operations.

Balancing Product Mix – It is important for Silverwing to manage cash flow volatility caused by price fluctuations associated with single product revenue streams. Consequently, we want to achieve a balanced mix of oil and gas in our production base in order to provide cash flow stability. Although for much of 2006 our operations were primarily focused on our Prespatou gas reserves, the farm-in at Tomahawk will provide Silverwing the opportunity to build a more balanced product mix going forward, as it is an oil prone region.

CHALLENGES Δ Given the current economic and industry climate, Silverwing faces the same challenges as other producers, both large and small. Attracting and retaining qualified personnel, securing contractors, service providers and equipment will, for the foreseeable future, continue to be a challenge. In addition, stakeholder issues, obtaining regulatory approvals and access to surface lands have become newer concerns relating to our operations at Tomahawk. Silverwing will continue to proactively manage these challenges by taking a long-term approach to planning, as evidenced in 2006 by building strategic relationships with our service providers, the communities in which we operate and our financial partners.

OUTLOOK Δ Looking forward to 2007, continued weak natural gas prices are expected to provide a challenging financial environment for most Canadian junior E&P companies, including Silverwing. This will certainly affect our ability to raise capital at an efficient cost as well as impact our available cash flow to fund growth in the short to medium-term. In order to meet the challenges of this new economic environment, during the first three months of the year we will evaluate and may decide to adjust our capital expenditures program to reflect the new realities. A strategic refocus on core areas and rationalization of non-operated assets may also be considered as part of our method to reallocate resources to operated core projects.

During 2007, we expect to complete another phase of our program at Prespatou by drilling 17 gross (5.7 net) wells and bringing on new gas production from what are expected to be longer life reserves. In addition, by the end of 2007 it is anticipated that we will have met the requirements of the first phase of the Tomahawk project, which we anticipate will lead to a multi-year follow-up



Oleh Wowkodaw
President & Chief Executive Officer

drilling program. The initial phase includes drilling 22 shallow to intermediate depth wells to test the Cretaceous to Mississippian oil and gas potential as well as up to seven Devonian targeted locations to evaluate deep and high impact oil potential in the Nisku formation. The timing for drilling our wells at Tomahawk is dependent on obtaining surface access and regulatory approval, and as a result, may extend into 2008. At this time, our 2007 capital program has been set at $37 million. Approximately 42% or $15 million will be allocated to Tomahawk (based on obtaining a 50% partner) with the balance of approximately $22 million allocated to Prespatou and other non-core projects.

In summary, 2006 was truly a landmark year for Silverwing. It was the culmination of years of planning and execution, which positioned us to execute our growth strategy. Our Company's growth this past year has been generated by building a quality asset base of diverse operations augmented with opportunistic acquisitions in our core areas.

A major cornerstone of our Company's operational success has been the collective talents and extraordinary performance of our employees and key consultants; I am grateful for their efforts and dedication. I also thank the members of Silverwing's Board of Directors for their commitment, sound corporate governance and wise counsel. Finally, I wish to welcome our new shareholders to the Silverwing family and thank existing shareholders for your confidence and support. Our 2007 prospect portfolio is robust and focused, and I look forward to reporting strong results for capital applied throughout the coming year.

On behalf of the Board of Directors,

Oleh Wowkodaw
President & Chief Executive Officer

March 6, 2007

OPERATIONS REVIEW




Prespatou
Umbach
Birley
Boundary Lake South
North Buick Creek
Sirius
South Beavertail
Tomahawk
Countess
Torquay
Gas project
Oil project

During 2006, Silverwing focused its efforts in two key areas of the Western Canadian Sedimentary Basin: Prespatou, British Columbia and Tomahawk, Alberta. Most of the Company's exploration, development and acquisition capital was spent in these focus areas with the remaining capital expenditures applied towards exploitation of its non-core properties and the evaluation of new areas for possible future involvement.

OPERATING STRATEGY △ Silverwing has developed a two-pronged approach to growing its exploration, development and production activities.

Dominating Core Areas – In its core operating areas, Silverwing strives to become the dominant local operator with majority ownership in production, reserves, infrastructure and undeveloped land. Consequently, the Company gains superior technical knowledge of the area, thereby providing additional opportunities for growth.

Managing Risk – The Company utilizes the multi-zone oil and gas potential in its exploratory areas by strategically combining higher risk, high reward targets with lower risk, moderate reward targets in the same well, thereby significantly reducing the well's overall financial risk.

PROPERTY REVIEW

Prespatou, British Columbia

- △ **5 exploration areas**
- △ **64 producing wells (36% average working interest)**
- △ **872 boe/d average production for December 2006**
- △ **Multi-zone gas from the Cretaceous and Triassic reservoirs**
- △ **9,105 net acres of undeveloped lands**
- △ **All production marketed on 30-day evergreen contracts at indexed spot pricing**
- △ **All gas delivered to the Duke Energy gas transmission system for delivery to the McMahon gas plant for treating and processing**

In mid-October 2006, Silverwing completed the acquisition of certain oil and gas assets and facilities in the Sirius, South Beavertail and North Buick Creek subprojects of the Prespatou area in northeastern British Columbia (the "Acquisition") from Peregrine Energy Ltd. for a total consideration of $15.2 million. Details of the Acquisition are outlined below.

- △ Approximately 6,271 gross (4,390 net) acres of mineral rights primarily in the North Buick Creek subproject area. As a result, Silverwing's aggregate land holdings at Prespatou increased to 68,962 gross (27,364 net) acres.



Prespatou, British Columbia


94-H-06
94-H-07
Duke gas line
Umbach
Birley
Duke gas line
Sirius
North Buick Creek
South Beavertail
94-A-14
94-A-15
Working interest lands
Working interest compressor facility
Non-operated compressor facility
Working interest existing pipeline system
Proposed pipeline system
Duke Gas transmission line

- △ An extensive pipeline gathering system and a compression and dehydration facility (30% working interest) along with a field booster compressor facility (100% working interest) in the North Buick Creek subproject area. Consequently, 3.6 mmcf/d of throughput and gathering facilities have been added, thereby bringing Silverwing's total gas throughput capacity at Prespatou to approximately 15 mmcf/d.
- △ Two shut-in wells in the North Buick Creek subproject area. The first well at d-40-I has been tied-in and was producing approximately 65 boe/d at year-end, while the second well at b-26-I is currently under evaluation.

The newly acquired lands complement Silverwing's ongoing plans for exploration and development in the area because they are strategically situated adjacent to existing high productivity gas wells and along a high potential gas fairway previously identified by the Company. The Acquisition allows Silverwing to better manage its operating costs, gives the Company greater ability to control production tie-ins in the area and provides for accelerated drilling and development at Prespatou.

Birley – Birley is located approximately 125 kilometres north of Fort St. John, British Columbia and is a winter access only area. Birley is primarily a non-operated core exploitation, development and production area that Silverwing entered in 2002 through the acquisition of three sections of petroleum and natural gas ("P&NG") rights at a British Columbia Crown sale. Subsequently, the Company has built up its land base in the region to total 24,633 gross (2,857 net) acres and undeveloped land holdings of 15,400 gross (890 net) acres. By the beginning of 2006, Silverwing had drilled 25 wells in the area with 23 wells equipped and tied-in to an extensive Company owned gathering system. During the 2005/2006 winter drilling season, the Company drilled an additional 16 gross (1.6 net)



Terry O'Connor
Senior Vice-President,
Business Development

wells, many of which encountered multiple productive gas bearing zones, and 1 gross (0.1 net) re-entry well. All 17 wells have been or are in the process of being tied-in. During December 2006, the area was producing an average 231 boe/d, representing approximately 25% of the Company's total production. Silverwing plans to participate in the drilling of 7 gross (0.4 net) wells during the 2006/2007 winter drilling season.

Sirius – Sirius is a year round access area of northeastern British Columbia located approximately 100 kilometres north of Fort St. John and 15 kilometres southeast of Birley. In 2002, Silverwing and a partner purchased a suspended wellbore and four sections of P&NG rights from a major oil and gas company. Subsequent farm-ins, which included access to two suspended wellbores with bypassed gas potential, Crown land purchases and recent drilling successes have established this area as a core operated exploration, development and exploitation project. The Sirius area encompasses 9,749 gross (6,880 net) acres of land and an undeveloped land base of 1,410 gross (585 net) acres. By January 1, 2006, Silverwing had drilled 6 gross (5.1 net) wells and recompleted 3 gross (3.0 net) wells. During 2006, the Company drilled 2 gross (1.5 net) wells. All nine Silverwing operated and two non-operated wells in the project are capable of producing from one or two zones.

A gathering system and compression facility was constructed in partnership with a major oil and gas producer in the summer of 2005 with production from three wells commencing in August 2005. A follow-up tie-in program during the 2005/2006 winter season included the six drilled wells, which commenced production in March 2006. In October 2006, Silverwing participated in the drilling of a 50% working interest non-operated well at b-51-L immediately southeast of its Sirius property. The well was completed and put on production and has added to the Company's production base at Sirius. This success, as well as optimization of Silverwing's other Notikewin wells, helped to offset production declines and wax related production problems at d-77-L in the Bluesky, initially one of Silverwing's higher productivity wells. In addition, the compression facility, operated by the partner, was expanded to 12 mmcf/d (50% net to Silverwing) to accommodate the additional production as a result of recent drilling successes. Production in this area increased from 155 boe/d in the first quarter of 2006 to an average 386 boe/d for December 2006, representing approximately 41% of total corporate production.

South Beavertail – The South Beavertail area of northeastern British Columbia is located approximately 90 kilometres north of Fort St. John and is accessible year round. In 2002, Silverwing and a partner acquired the P&NG rights for three sections of expiring lands from a major oil and gas production company. These lands were subsequently continued based on a work commitment to the British Columbia Ministry of Energy, Mines and Petroleum Resources. The South Beavertail area includes 14,134 gross (9,028 net) acres of land and an undeveloped land base of 5,590 gross (2,814 net) acres. At the commencement of 2006, the Company had drilled 4 gross (2.5 net) wells in the area.



In September 2006, Silverwing, as operator, tied-in the commercial wells to a new Silverwing operated compressor facility that is rated at 4 mmcf/d capacity (85% working interest) and located approximately 14 kilometres south of the Sirius facility. The South Beavertail facility is currently on-stream and can be expanded to accommodate anticipated future success in the area. During 2006, the Company drilled 7 gross (4.9 net) wells. Average production from South Beavertail was 174 boe/d during December 2006, which represented 19% of the Company's total production.

North Buick Creek – The North Buick Creek area is located 100 kilometres north of Fort St. John and 16 kilometres west of Sirius, and is primarily a year round access area. Silverwing, as operator, and its partner entered into a farm-in agreement in the area in 2004 and earned an interest in two sections of land through drilling. In 2006, a partner operator drilled three wells on joint interest lands. Multiple commercial gas zones were encountered in which Silverwing has 5% and 10% working interests. Currently, the Company controls 2,800 gross (2,380 net) acres of undeveloped land in this area. Silverwing drilled 1 gross (0.6 net) commercial gas well in 2004, which was equipped and tied-in at the beginning of 2007. During the third quarter of 2006, the Company drilled 2 gross (0.7 net) wells, both of which were completed with one well tied-in and put on production in January 2007.

As part of the Acquisition discussed previously, the Company obtained a 30% interest in an extensive pipeline gathering system and a compression and dehydration facility in the North Buick Creek area along with a 100% interest in a field booster compressor facility, all valued at approximately $4.0 million. Consequently, 3.6 mmcf/d of production and gathering facilities have been added. The Acquisition also included seven additional sections of undeveloped lands adjacent to recent joint interest companies' discoveries and two shut-in wells with proved gas reserves. The first well (100% working interest) has been tied-in, while the second well is currently under evaluation. During December 2006, average production from North Buick Creek was 82 boe/d, representing approximately 7% of total corporate production. At the end of January 2007, production from this subproject was approximately 205 boe/d.

Umbach – Umbach is a year round access area of northeastern British Columbia located approximately 130 kilometres northwest of Fort St. John and 8 kilometres west of the Company's Birley properties. Silverwing entered into a farm-in agreement in the area in late 2005 and earned an interest in four sections of land by drilling a Halfway/Doig test during the first quarter of 2006 at d-31-E (100% working interest). The final zone of interest in this well is currently being completed and evaluated. A second well at b-22-E (60% working interest) was drilled and cased as a potential gas well in December 2006 and is currently being completed. Plans are underway to tie-in both wells during the first quarter of 2007. Also during 2006, the Company acquired one section of land (100% working interest) and three sections of land (26.67% working interest), all contiguous to the earned farm-in lands.

Tomahawk, Alberta



T56
T55
T54
T53
T52
T51
T50
A
B
Tomahawk
North Saskatchewan River
R7
R6
R5
R4
R3W5
CNRL - Imperial freehold lands
Belly River rights excluded
No gas rights above Mannville
Deep rights only (Devonian)
Area of mutual interest
Wells drilled
A, B
Subprojects

Tomahawk, Alberta

- △ **2 exploration areas**
- △ **Multi-zone oil and gas including the highly desirable Nisku interior patch reef oil trend**
- △ **51,000 net acres of freehold farm-out lands**
- △ **1,664 kilometres 2-D and 225 square kilometres 3-D seismic database**

Highvale-St.Anne – The Highvale-St.Anne area of the Tomahawk project is located approximately 50 kilometres west of Edmonton, Alberta near Wabamun Lake. The majority of the area is accessible year round. On May 12, 2006, Silverwing signed a farm-in agreement with Anadarko Canada Corporation and Imperial Oil Resources that provides Silverwing access to over 51,000 gross, before payout (38,000 net, after payout) acres of undeveloped land with multi-zone oil and gas potential. Much of this area is under-explored and has highly prospective formations such as the Nisku, Banff, Nordegg, Glauconitic, Mannville, Cardium and Belly River units.

Tomahawk, Alberta


Alexis
Gunn
St. Anne
Entwistle
Tomahawk
Highvale
Tomahawk
Pembina
Saskatchewan River
A
B
T56
T55
T54
T53
T52
T51
T50
R7
R6
R5
R4
R3W5
CNRL - Imperial freehold lands
Belly River rights excluded
No gas rights above Mannville
Deep rights only (Devonian)
Area of mutual interest
Wells drilled
A, B
Subprojects
Gas pool
Oil pool

The Tomahawk project requires the Company to drill 29 wells in the initial phase, with an option to earn additional land with more drilling commitments. On an individual well payout basis, Silverwing must pay 100% of the costs to earn a 60% working interest in the leases after payout with an average earning of two sections per well. Along with the project arrangement, the Company received 1,424 kilometres of 2-D seismic data from the principal partner. In addition, Silverwing purchased a 218 square kilometre 3-D seismic survey in the heart of the project area for approximately $2.0 million and has acquired an additional 240 kilometres of trade 2-D seismic data for approximately $0.2 million to fill in gaps in the coverage area to help evaluate the multi-zone oil and gas potential in the region. To date, 45 prospects have been defined with well programs and prognoses under preparation for over half of these.

Silverwing expects to incur approximately $30.5 million in capital expenditures for the initial phase of the project. The first 6 gross (6.0 net) wells of this program have been drilled and cased as potential multi-zone oil and gas wells pending completion in 2007. During 2007, the Company plans to drill an additional 23 wells in the Highvale-St.Anne region of the Tomahawk prospect area subject to surface access and regulatory approval.



Easyford-Violet Grove – The Tomahawk project also includes a commitment to farm-in on a three-quarter section in the Easyford-Violet Grove area, which is in close proximity to Drayton Valley, Alberta. This farm-in requires a well to test the Nisku bank margin buildup underlying this land, thereby allowing Silverwing to earn a 70% interest after payout. To evaluate this project, in June 2006 Silverwing shot a new 7.2 square kilometre 3-D seismic program over this area and the adjacent sections. Interpretation of this data has indicated a number of viable well locations. Wells in the Nisku GG Pool average approximately 1 mmbbls of recoverable oil reserves per section with flow rates ranging from 500 to 2,000 bbls/d per well. Substantial gas reserves and flows are also associated with Nisku oil wells, however they typically contain 15% to 25% hydrogen sulphide, which requires significant safety and environmental planning. Silverwing expects to drill its first well in the Easyford-Violet Grove subproject area in 2007 following extensive community consultations and public hearings.

Non-Core Properties

- △ **7 exploration areas**
- △ **8 producing wells**
- △ **66 boe/d average production during December 2006**
- △ **Multi-zone oil and gas plays**
- △ **10,238 net acres of undeveloped lands**
- △ **All products marketed on 30-day evergreen contracts at indexed spot pricing**

Boundary Lake South, Alberta – Boundary Lake South is an all weather access area of northwestern Alberta located 75 kilometres northeast of Grande Prairie. It is in a multi-zone gas prone area with the Cretaceous and Triassic reservoirs being of primary interest. Silverwing entered into a joint venture with the area operator in 2004 earning an interest in the lands by conducting a 10-kilometre 2-D seismic program. Subsequently, a number of partners jointly acquired additional P&NG rights and now Silverwing controls 5,120 gross (1,760 net) acres of land in this area with 2,560 gross (816 net) undeveloped acres being available for further drilling. The property is operated by one of the joint venture partners.

During 2005, 3 gross (1.5 net) wells were drilled and another 3 gross (0.8 net) wells were drilled in early 2006. All six wells were cased and three wells were on production. During December 2006, production averaged 64 boe/d to the Company. Two additional exploration locations have been identified.



Countess, Alberta – The Countess area of southeastern Alberta is located 120 kilometres east of Calgary and has year round access. In 2005, Silverwing, as operator, and its partners acquired two producing oil wells (48% working interest), two associated quarter sections of P&NG rights and leased an additional four and one-quarter sections of offsetting acreage. The purchase also included 3-D seismic over the lands that will be evaluated and interpreted to identify additional development drilling opportunities on the leased acreage. The Countess land position represents 3,038 gross (1,458 net) acres and 2,720 gross (1,306 net) undeveloped acres. Two development locations were drilled and cased in the fall of 2005 and have not been placed on production. Although the two acquired producers were shut-in during the fourth quarter of 2006 due to downhole mechanical problems, the wells are repairable. Work on the first well was completed in January 2007 and returned to production at a rate of 18 boe/d. The Company expects the rate to increase once the second well is put back on production in early 2007.

Production fluids are transported by truck to a nearby central battery for treating and processing and then trucked to market. Gas production is conserved and is tied-in to an area gathering system and processed and compressed at the EnCana Makepeace gas plant.

Torquay, Saskatchewan – The Torquay properties are located primarily in the 3-11 W2M area of southeastern Saskatchewan, which has year round access. The Company has an 84% working interest and is operator of 13 sections of land as a result of a farm-in completed during the third quarter of 2006. In addition, a horizontal well drilled for Bakken oil potential was acquired and has been recently completed. These properties hold significant oil potential in the Midale and Bakken formations. The terms of the farm-in required that Silverwing perform a multi-fracturing horizontal well treatment, which was successful, and as a result, the well was put on an extended production test using a pump and temporary battery. Oil production was obtained, but at sub-economic rates. Although this completion was not economic, the Company plans to re-evaluate the oil potential in the Bakken and possible uphole Midale zones.

Miscellaneous – During the third quarter of 2006, the Company farmed-out its 87.5% working interest in three sections in the Bellis/Whitford area of Alberta, while retaining a 15% GORR with no deductions. The farmee has since drilled three wells, two of which are economic. In addition, Silverwing holds minor non-core working interest positions in 6,080 gross (640 net) acres in the Strachan area of south central Alberta. The Company also has a 75% working interest in two sections of undeveloped lands in the Greencourt area and one-half section of undeveloped land in the Niton area of west central Alberta.

David K. Gibson
Vice-President, Operations

LAND HOLDINGS Δ During 2006, Silverwing was an active participant at Crown land sales throughout Western Canada spending $0.8 million. Successful purchases in northeastern British Columbia and west central Alberta resulted in the addition of 3,000 net acres. These acquisitions brought Silverwing's undeveloped land holdings at December 31, 2006 to 49,353 gross (19,343 net) acres, while total land holdings amounted to 96,373 gross (41,108 net) acres compared to 45,354 gross (18,345 net) acres a year ago.

	2006			2005		
	Gross	Net	Average Interest	Gross	Net	Average Interest
	(acres)	(acres)	(%)	(acres)	(acres)	(%)
Developed lands						
Alberta	**7,998**	**3,346**	**42**	3,478	1,401	40
British Columbia	**38,862**	**18,259**	**47**	16,717	6,780	41
Saskatchewan	**160**	**160**	**100**	–	–	–
Total	**47,020**	**21,765**	**46**	20,195	8,181	41
Undeveloped lands						
Alberta	**11,040**	**3,339**	**30**	7,746	4,288	55
British Columbia	**30,100**	**9,105**	**30**	17,414	5,776	33
Saskatchewan	**8,213**	**6,899**	**84**	–	–	–
Total	**49,353**	**19,343**	**39**	25,160	10,064	40
Total lands						
Alberta	**19,038**	**6,685**	**35**	11,224	5,789	52
British Columbia	**68,962**	**27,364**	**40**	34,130	12,556	37
Saskatchewan	**8,373**	**7,059**	**84**	–	–	–
Total	**96,373**	**41,108**	**43**	45,354	18,345	40

The following table summarizes Silverwing's land holdings as at December 31, 2006:

	Undeveloped			Developed		
	Gross	Net	Average Interest	Gross	Net	Average Interest
	(acres)	(acres)	(%)	(acres)	(acres)	(%)
Prespatou	30,100	9,105	30	38,862	18,259	47
Boundary Lake South	2,560	816	32	2,560	944	37
Countess	2,720	1,306	48	318	152	48
Torquay	8,213	6,899	84	160	160	100
Miscellaneous	5,760	1,217	21	5,120	2,250	44
Total	49,353	19,343	39	47,020	21,765	46

DRILLING ACTIVITY Δ Silverwing participated in the drilling of 38 gross (17.0 net) wells in 2006, up significantly from 2005 when the Company participated in the drilling of 28 gross (10.9 net) wells. Of this 2006 total, 25 gross (13.2 net) wells were exploratory wells and 13 gross (3.8 net) wells were development wells. The Company's success rate was 84% for exploration wells and 91% for development wells, representing an overall success rate of 87% in 2006.



	Exploration		Development		Total	
	Gross	Net	Gross	Net	Gross	Net
	(#)	(#)	(#)	(#)	(#)	(#)
2006						
Natural gas	**16**	**6.7**	**10**	**1.4**	**26**	**8.1**
Crude oil and NGLs	**–**	**–**	**–**	**–**	**–**	**–**
Standing/untested	**6**	**5.5**	**2**	**2.0**	**8**	**7.5**
Dry and abandoned	**3**	**1.0**	**1**	**0.4**	**4**	**1.4**
Total wells	**25**	**13.2**	**13**	**3.8**	**38**	**17.0**
Success rate (%)	**84**	**87**	**91**	**78**	**87**	**85**
Average capital working interest (%)		**51**		**27**		**42**
2005						
Natural gas	14	4.8	10	4.9	24	9.7
Crude oil and NGLs	–	–	2	1.0	2	1.0
Dry and abandoned	2	0.2	–	–	2	0.2
Total wells	16	5.0	12	5.9	28	10.9
Success rate (%)	88	96	100	100	93	98
Average capital working interest (%)		31		49		39

PRODUCTION Δ During 2006, Silverwing's production increased 187% to average 728 boe/d compared to 254 boe/d in 2005. Growth in the Company's 2006 production volumes was primarily due to the success the Company experienced in its high working interest and operated exploration and development program at Prespatou.

By December 2006, the Company's production averaged approximately 939 boe/d and was comprised of 5.5 mmcf/d of natural gas and 24 bbls/d crude oil and natural gas liquids. Silverwing's production mix was 97% natural gas and 3% crude oil and natural gas liquids on a boe basis. The Company's exit production rate at year-end was approximately 1,150 boe/d.

RESERVES REPORT





In a report dated January 29, 2007, GLJ Petroleum Consultants Ltd. ("GLJ"), an independent petroleum engineering firm, evaluated the crude oil, natural gas and natural gas liquids ("NGLs") reserves of the Company as at December 31, 2006. GLJ based their evaluation on land data, well and geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts and future operating plans provided by Silverwing, and prepared their report in accordance with Canadian Securities Association National Instrument NI 51-101 Standards of Disclosure for Oil and Gas Activities. The required disclosure of the reserves estimates and future net revenue of the Company as at December 31, 2006 based on forecast prices and costs, followed by similar information based on constant prices and costs, are outlined below along with the economic assumptions used in preparing those estimates.

FORECAST PRICES AND COSTS

Summary of Oil and Gas Reserves The following table outlines the gas and oil reserves of the Company by product type on a gross (before royalties) and net (after royalties) basis. At December 31, 2006, the Company had 1,960 gross (1,660 net) proved boes and 3,036 gross (2,564 net) proved plus probable boes.

	Natural Gas		NGLs		Heavy Oil		Light and Medium Oil		Total	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(mmcf)	(mmcf)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mboes)	(mboes)
Proved										
Developed producing	7,303	6,302	41	32	–	–	–	–	1,259	1,082
Developed non-producing	2,556	2,029	41	31	–	–	28	22	495	392
Undeveloped	1,210	1,093	5	4	–	–	–	–	206	186
Total proved	11,069	9,424	87	67	–	–	28	22	1,960	1,660
Probable	6,061	5,135	55	39	–	–	11	9	1,076	904
Total proved plus probable	17,130	14,559	142	106	–	–	39	31	3,036	2,564

Andre R. Brisson
Vice-President, Exploration

Reconciliation of Company Net Reserves by Principal Product The reconciliation of the Company's net proved, probable and proved plus probable reserves for December 31, 2006 is as follows:

	Natural Gas			NGLs			Heavy Oil			Light and Medium Oil			Total		
	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable
	(mmcf)	(mmcf)	(mmcf)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mboes)	(mboes)	(mboes)
December 31, 2005	5,703	1,905	7,608	22	8	30	17	3	20	12	3	15	1,001	331	1,332
NI 51-101															
Discoveries	562	814	1,376	10	15	25	–	–	–	–	–	–	103	151	254
Extensions	1,865	2,000	3,865	8	9	17	–	–	–	–	–	–	319	342	661
Technical revisions	1,512	109	1,620	5	–	5	(17)	(3)	(20)	31	9	40	272	24	296
Acquisitions	1,040	310	1,350	27	8	35							200	60	260
Dispositions	(7)	(3)	(9)	–	–	–	–	–	–	(14)	(3)	(17)	(15)	(4)	(19)
Production	(1,251)	–	(1,251)	(5)	–	(6)	–	–	–	(7)	–	(7)	(220)	–	(220)
December 31, 2006	9,424	5,135	14,559	67	40	106	–	–	–	22	9	31	1,660	904	2,564

Net Present Values of Future Net Revenue The net present values of future net revenue of the Company's reserves at various discount rates on a before and after tax basis are outlined below. At December 31, 2006, the Company had approximately $68.9 million of tax deductions available to reduce future taxable income, and as a result, the reduction to the net present values for future income taxes is approximately 3%.

	Before Income Taxes Discounted At				
	0%	5%	10%	15%	20%
(000s)	($)	($)	($)	($)	($)
Proved					
Developed producing	30,676	26,474	23,376	20,998	19,112
Developed non-producing	10,815	9,369	8,308	7,488	6,834
Undeveloped	3,777	2,579	1,751	1,157	716
Total proved	45,268	38,422	33,435	29,643	26,662
Probable	22,674	16,216	12,041	9,181	7,134
Total proved plus probable	67,942	54,638	45,476	38,824	33,796

	After Income Taxes Discounted At				
	0%	5%	10%	15%	20%
(000s)	($)	($)	($)	($)	($)
Proved					
Developed producing	30,676	26,474	23,376	20,998	19,112
Developed non-producing	n/a	n/a	n/a	n/a	n/a
Undeveloped	n/a	n/a	n/a	n/a	n/a
Total proved	45,268	38,422	33,435	29,643	26,662
Probable	n/a	n/a	n/a	n/a	n/a
Total proved plus probable	65,680	52,997	44,253	37,891	33,070

Total Future Net Revenue The following table provides a breakdown of the various components of total future net revenue on an undiscounted basis for proved and proved plus probable reserves:

(000s)	Revenue ($)	Royalties ($)	Operating Costs ($)	Development Costs ($)	Well Abandonment Costs ($)	Future Net Revenue Before Income Taxes ($)	Income Taxes ($)	Future Net Revenue After Income Taxes ($)
Proved								
2007	22,790	4,508	5,392	5,365	8	7,452	–	7,452
2008	17,922	3,038	4,526	217	14	10,162	–	10,162
2009	13,257	1,888	3,699	–	49	7,662	–	7,662
2010	9,575	1,169	3,033	–	46	5,363	–	5,363
2011	7,320	788	2,618	–	47	3,895	–	3,895
2012	5,947	585	2,294	–	77	3,012	–	3,012
2013	4,572	409	1,934	–	49	2,194	–	2,194
2014	3,581	285	1,689	–	93	1,522	–	1,522
2015	2,713	176	1,441	–	113	984	–	984
2016	2,011	108	1,193	–	77	631	–	631
2017	1,339	72	691	–	2	573	–	573
2018	1,186	58	664	–	9	454	–	454
Remainder	5,027	206	3,110	30	263	1,365	–	1,365
Total	97,240	13,290	32,282	5,612	848	45,268	–	45,268
Proved plus probable								
2007	25,088	5,065	5,875	9,838	3	4,238	–	4,238
2008	25,319	4,549	6,166	2,261	5	12,373	–	12,373
2009	19,400	2,887	5,146	–	14	11,384	99	11,285
2010	15,197	2,017	4,495	–	50	8,669	252	8,418
2011	12,101	1,451	3,950	–	31	6,710	176	6,533
2012	9,894	1,108	3,431	–	77	5,311	353	4,958
2013	8,669	956	3,219	383	35	4,109	371	3,739
2014	7,283	753	2,890	–	29	3,640	339	3,301
2015	6,200	591	2,609	–	82	2,943	299	2,644
2016	5,000	438	2,249	–	100	2,233	207	2,026
2017	3,976	323	1,938	–	114	1,614	110	1,504
2018	3,175	229	1,698	–	58	1,201	57	1,144
Remainder	12,471	588	7,751	30	510	3,518	–	3,518
Total	153,772	20,955	51,418	12,512	1,109	67,942	2,262	65,680



Michael R. Carlson
Vice-President,
Engineering

Future Net Revenue By Product On a product basis, future net revenue of the Company consists of natural gas and light and medium crude oil, with 1.8% of the future net revenue represented by light and medium crude oil on a proved reserve basis and 1.8 % on a proved plus probable basis.

	Product	Future Net Revenue Before Income Taxes (discounted at 10%)
(000s)		($)
Proved	Natural gas	32,880
	Light and medium crude oil	555
		33,435
Proved plus probable	Natural gas	44,753
	Light and medium crude oil	723
		45,476

Summary of Pricing and Inflation Rate Assumptions The economic parameters, as determined by GLJ, assumed in preparing the forecast prices and costs reserves report are as follows:

	Natural Gas	Oil					
Year	AECO Gas Price	WTI Cushing Oklahoma	Edmonton Par Price 40° API	Hardisty Heavy 12° API	Cromer Medium 29° API	Inflation Rate	Exchange Rate
	(CDN$/mmbtu)	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(%/year)	(US$/CDN$)
Historical							
2000	5.08	30.22	44.56	27.34	39.91	2.7	0.673
2001	6.21	25.97	39.40	16.94	31.56	2.6	0.646
2002	4.04	26.08	40.33	26.57	35.48	2.2	0.637
2003	6.66	31.07	43.66	26.26	37.55	2.8	0.721
2004	6.88	41.38	52.96	29.11	45.75	1.8	0.768
2005	8.58	56.58	69.11	34.07	56.62	2.2	0.825
2006 (estimated)	7.02	66.22	73.16	41.87	62.24	2.1	0.882
2007	7.20	62.00	70.25	39.25	61.25	2.0	0.87
2008	7.45	60.00	68.00	40.00	59.25	2.0	0.87
2009	7.75	58.00	65.75	39.75	57.25	2.0	0.87
2010	7.80	57.00	64.50	39.75	56.00	2.0	0.87
2011	7.85	57.00	64.50	40.25	56.00	2.0	0.87
2012	8.15	57.50	65.00	41.50	56.50	2.0	0.87
2013	8.30	58.50	66.25	42.50	57.75	2.0	0.87
2014	8.50	59.75	67.75	43.50	59.00	2.0	0.87



CONSTANT PRICES AND COSTS

Summary of Oil and Gas Reserves The following table outlines the gas and oil reserves of the Company by product type using constant price and cost assumptions on a gross (before royalties) and net (after royalties) basis.

	Natural Gas		NGLs		Light and Medium Oil		Total	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(mmcf)	(mmcf)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mboes)	(mboes)
Proved								
Developed producing	7,127	6,132	41	31	–	–	1,228	1,053
Developed non-producing	2,602	2,050	41	31	28	22	503	395
Undeveloped	1,221	1,102	5	4	–	–	209	188
Total proved	10,950	9,284	87	66	28	22	1,940	1,636
Probable	6,034	5,117	54	39	11	9	1,070	901
Total proved plus probable	16,984	14,401	141	105	39	31	3,010	2,537

Net Present Values of Future Net Revenue The net present values of future net revenue of the Company's reserves at various discount rates on a before and after tax basis are as follows:

	Before Income Taxes Discounted At				
	0%	5%	10%	15%	20%
(000s)	($)	($)	($)	($)	($)
Proved					
Developed producing	21,585	18,990	16,998	15,422	14,145
Developed non-producing	8,010	6,993	6,227	5,627	5,141
Undeveloped	1,940	1,160	609	207	(92)
Total proved	31,535	27,143	23,834	21,256	19,194
Probable	13,683	9,762	7,126	5,272	3,921
Total proved plus probable	45,218	36,905	30,960	26,528	23,115

	After Income Taxes Discounted At				
	0%	5%	10%	15%	20%
(000s)	($)	($)	($)	($)	($)
Proved					
Developed producing	21,585	18,990	16,998	15,422	14,145
Developed non-producing	n/a	n/a	n/a	n/a	n/a
Undeveloped	n/a	n/a	n/a	n/a	n/a
Total proved	31,535	27,143	23,834	21,256	19,194
Probable	n/a	n/a	n/a	n/a	n/a
Total proved plus probable	45,218	36,905	30,960	26,528	23,115



F.G. (Rick) Young
Director of Exploration

Reconciliation of Changes in Net Present Values of Future Net Revenue Discounted at 10% – Proved Reserves The following table provides a detailed reconciliation of the change in net present values of proved reserves using constant prices and costs:

	2006	
	Before Tax	After Tax
(000s)	($)	($)
Estimated future net revenue – beginning of year	24,763	20,286
Sales and transfers of oil and gas produced, net of production costs and royalties	(5,753)	(5,753)
Net changes in prices, production costs and royalties related to future production	(11,520)	(11,520)
Development costs during the period	6,714	6,714
Changes in previously estimated development costs incurred during the period	(7,621)	(7,621)
Extensions and improved recovery	4,857	4,857
Discoveries	1,724	1,724
Acquisitions of reserves	2,998	2,998
Disposition of reserves	259	259
Net change resulting from revisions in quantity estimates	3,839	3,839
Accretion of discount	2,476	2,476
Net change in income taxes	–	725
Other	1,098	4,850
Estimated future net revenue – end of year	23,834	23,834

Total Future Net Revenue The following table provides a breakdown of the various components of total future net revenue on an undiscounted basis for proved and proved plus probable reserves using constant prices and costs:

	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
(000s)	($)	($)	($)	($)	($)	($)	($)	($)
Proved								
2007	19,707	3,859	5,397	5,365	17	5,016	–	5,016
2008	15,017	2,534	4,419	213	5	7,893	–	7,893
2009	10,876	1,574	3,599	–	56	5,693	–	5,693
2010	7,886	1,010	2,913	–	34	3,967	–	3,967
2011	5,943	668	2,453	–	44	2,808	–	2,808
2012	4,633	470	2,100	–	70	2,016	–	2,016
2013	3,463	310	1,718	–	56	1,395	–	1,395
2014	2,623	210	1,446	–	117	860	–	860
2015	1,706	119	979	–	116	497	–	497
2016	1,058	64	586	–	2	405	–	405
2017	915	50	555	–	8	301	–	301
2018	787	39	519	–	27	201	–	201
Remainder	2,589	110	1,779	23	161	484	–	484
Total	77,202	11,017	28,461	5,601	712	31,535	–	31,535



	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Proved plus probable								
2007	21,704	4,335	5,879	9,838	9	1,587	–	1,587
2008	21,282	3,807	6,033	2,217	13	9,260	–	9,260
2009	16,017	2,451	5,020	–	–	8,589	–	8,589
2010	12,304	1,636	4,252	–	47	6,412	–	6,412
2011	9,696	1,165	3,650	–	29	4,896	–	4,896
2012	7,643	856	3,108	–	88	3,625	–	3,625
2013	6,544	721	2,835	340	39	2,645	–	2,645
2014	5,305	544	2,447	–	28	2,318	–	2,318
2015	4,409	415	2,166	–	56	1,800	–	1,800
2016	3,525	307	1,863	–	79	1,297	–	1,297
2017	2,731	219	1,566	–	97	864	–	864
2018	2,179	157	1,378	–	80	577	–	577
Remainder	6,495	327	4,422	23	335	1,348	–	1,348
Total	119,834	16,939	44,620	12,418	899	45,218	–	45,218

Future Net Revenue By Product On a product basis, 2% of the future net revenue was represented by light and medium crude oil on a proved reserve basis and 2% on a proved plus probable basis.

	Product	Future Net Revenue Before Income Taxes (discounted at 10%)
(000s)		($)
Proved	Natural gas	23,403
	Light and medium crude oil	431
		23,834
Proved plus probable	Natural gas	30,388
	Light and medium crude oil	572
		30,960

Summary of Pricing Assumptions The historical and December 2006 economic parameters assumed in preparing the constant prices and costs reserves report are as follows:

	Natural Gas	Oil				
	AECO Gas Price	WTI Cushing Oklahoma	Edmonton Par Price 40° API	Hardisty Heavy 12° API	Cromer Medium 29° API	Exchange Rate
	(CDN$/mmbtu)	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(US$/CDN$)
Historical (average)						
2002	4.04	26.08	40.33	30.60	35.48	0.637
2003	6.66	31.07	43.66	31.18	37.55	0.721
2004	6.88	41.38	52.96	35.64	45.75	0.768
2005	8.58	56.58	69.11	43.15	56.62	0.825
December 2006	6.07	60.85	67.58	47.62	59.47	0.858



Martin D. Rude
Vice-President, Finance &
Chief Financial Officer

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of March 6, 2007 and reviewed and approved by the Board of Directors of Silverwing Energy Inc. ("Silverwing" or the "Company"). This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with Canadian Securities Regulators National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the operational and financial performance for the years ended December 31, 2006 and 2005 and should be read in conjunction with the audited financial statements and accompanying notes.

For the purpose of calculating unit costs, natural gas volumes have been converted to a barrel equivalent ("boe") using six thousand cubic feet equal to one barrel unless otherwise stated. A boe conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion conforms with NI 51-101. Boes may be misleading, particularly if used in isolation.

Cash flow from operations is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that cash flow from operations is a useful measure of financial performance. For the purposes hereof, cash flow from operations is defined as cash provided by operations before changes in non-cash operating working capital. The Company also presents cash flow from operations per share whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. Cash flow from operations and funds from operations as noted in the financial statements are terms that are used synonymously.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

GENERAL DESCRIPTION OF BUSINESS

Δ Silverwing Energy Inc. was incorporated under the Alberta Corporations Act on May 28, 2002 with a primary focus on growth through the exploration and development of oil and gas properties in Western Canada. The Company commenced drilling operations in 2003 and began production operations during the fourth quarter of that year. As at December 31 2006, Silverwing had incurred $91.9 million in capital expenditures and had generated $18.0 million in operating revenue.

On August 22, 2006, the Company completed an Initial Public Offering ("IPO") of its common shares through the Toronto Stock Exchange ("TSX") for net proceeds of $28.6 million after issuance costs of $2.2 million. The net proceeds of this offering, together with cash flow from operations and existing credit facilities, have been used to fund the Company's 2006 capital expenditures program. On August 24, 2006, the Company's common shares commenced trading on the TSX under the symbol SVW. The Company's special purchase warrants began trading on the TSX under the symbol SVW.WT on November 30, 2006.

FINANCIAL REVIEW AND ANALYSIS Δ Annual Information

Production

	2006	2005	Change
			(%)
Daily Production			
Natural gas (mcf/d)	**4,134**	1,412	193
Crude oil and NGLs (bbls/d)	**39**	19	105
Boe/d	**728**	254	187
	(%)	(%)	(%)
Production Mix			
Natural gas	**95**	93	2
Crude oil and NGLs	**5**	7	(29)
	100	100	-

	2003	2004	2005	2006
Production (boe/d)	0	76	254	

	2003	2004	2005	2006
Selling Prices ($/boe)	37.49	41.10		42.05

Production volumes for the year ended December 31, 2006 averaged 728 boe/d, an increase of 187% over the 254 boe/d recorded in 2005. Natural gas production jumped 193% to 4,134 mcf/d from 1,412 mcf/d a year ago, while crude oil and NGLs production increased 105% to 39 bbl/d from 19 bbl/d in the same period of 2005. These production increases were the result of tie-ins of a number of wells at Sirius located in northeastern British Columbia ("NEBC") along with the installation of compressor facilities in that area.

	2006	2005	Change
	(boe/d)	(boe/d)	(%)
Daily Production by Area			
Birley	**245**	197	24
Sirius	**347**	39	790
Other	**136**	18	656
Total	**728**	254	187

Natural Gas

United States natural gas prices are commonly referenced off the New York Mercantile Exchange at the Henry Hub, Louisiana ("NYMEX") index price, while Canadian natural gas prices are typically referenced to the AECO Hub in Alberta ("AECO"). Natural gas prices are influenced more by North American supply and demand than global fundamentals. In 2006, the AECO natural gas price averaged $6.98/mcf compared to $8.48/mcf in 2005. Extended cold weather early in 2006 gave way to milder temperatures during the rest of the year giving rise to increased storage inventory levels of natural gas for the 2006/2007 winter heating season resulting in weaker than expected prices going into 2007.

Pricing

	2006	2005	Change
	($)	($)	(%)
Selling Prices			
Natural gas ($/mcf)	**6.81**	10.26	(34)
Crude oil and NGLs ($/bbl)	**63.71**	59.90	6
Total combined ($/boe)	**42.05**	61.4	(32)

Average natural gas prices dropped 34% in 2006 to $6.81/mcf from $10.26/mcf a year ago, while crude oil and natural gas liquids ("NGLs") prices increased 6% to $63.71/bbl compared to $59.90/bbl for the same period in 2005.

5,692

1,140

6

2003 2004 2005 **2006** **Petroleum and Natural Gas Sales**

($000s)

Petroleum and Natural Gas Sales

	2006	2005	Change
(000s)	($)	($)	(%)
Natural gas	**10,270**	5,286	94
Crude oil and NGLs	**899**	406	121
Total petroleum and natural gas sales	**11,169**	5,692	96

Revenue from petroleum and natural gas sales totaled $11.2 million in 2006 compared to $5.7 million a year ago. Substantial increases in natural gas production volumes, offset by lower natural gas prices accounted for the majority of the 96% increase in revenue. In 2006, natural gas revenue represented 92% of the Company's total sales versus 93% in 2005.

Royalty Expense

	2006	2005	Change
			(%)
Total royalties ($000s)	**2,433**	1,488	64
As a % of oil and gas sales	**22%**	26%	(15)
$/boe	**9.16**	16.05	(43)

For the year ended December 31, 2006, royalty expense rose 64% to $2.4 million due to the increase in revenue received in the period. Royalties as a percentage of production revenue decreased from the previous year as a result of prior period Crown adjustments recorded in the second quarter.

In 2006, the Company received an Alberta Royalty Tax Credit from its production at Boundary Lake South located in northwestern Alberta. This credit is anticipated to terminate at the end of 2006 due to a change in the Alberta Royalty Program.

Operating Expenses

	2006	2005	Change
	($)	($)	(%)
Operating expenses ($000s)	**2,951**	923	220
Operating expenses ($/boe)	**11.11**	9.96	12

Operating expenses increased 220% to $3.0 million in 2006 from $0.9 million the prior year due to production growth and higher industry production costs. On a per boe basis, operating expenses increased 12% in the year. These costs, on a per unit basis, are anticipated to decrease as economies of scale come into effect in the Prespatou area of NEBC.

6.62

2003 2004 2005 **2006** **Operating Expenses**

($/boe)

General and Administrative ("G&A") Expenses

	2006	2005	Change
(000s)	($)	($)	(%)
Gross expenses	**3,231**	1,357	138
Capitalized and overhead recoveries	**(994)**	(570)	74
G&A expenses before stock-based compensation	**2,237**	787	184
Stock-based compensation expense	**572**	351	63
Total G&A expense	**2,809**	1,138	147
$/boe	**11.60**	12.27	(5)
% capitalized	**15%**	28%	(46)

During the year ended December 31, 2006, net G&A expenses, before stock-based compensation, increased to $2.2 million from $0.8 million in 2005. The 184% increase was a result of the general growth in Company operations.

Stock-based compensation expense increased 63% to $0.6 million from $0.4 million in 2005 due to options granted in 2006 and the fair value attached to these grants.

Interest Income and Expense Interest income during 2006 totaled $49,000 compared to $60,000 received a year ago. The 18% decrease was directly related to the balance of cash on hand throughout the respective periods.

Interest expense for the year ended December 31, 2006 was $0.2 million versus $0.1 million in 2005 due to higher average debt levels and Part XII.6 corporate income tax interest calculated on the balance of the 2005 flow-through share issue that remained to be expended in the second quarter of 2006.

Cash Flow and Operating Netbacks

	2006	2005	Change
	($/boe)	($/boe)	(%)
Sales price	**42.05**	61.41	(32)
Royalties	**(9.16)**	(16.05)	(43)
Operating	**(11.11)**	(9.96)	12
Operating netback	**21.78**	35.40	(38)
G&A (net of non-cash items)	**(8.42)**	(8.49)	(1)
Interest and other	**(0.73)**	0.04	(1,925)
Corporate netback	**12.63**	26.95	(53)
Cash flow from operations ($000s)	**3,355**	2,498	34

This MD&A refers to cash flow from operations and operating netback, terms that do not have a standardized measuring prescribed by GAAP. Management believes that in addition to net income, cash flow from operations and operating netback are useful supplemental measures as they demonstrate the Company's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance

(207) 149

2003 2004 2005 2006 **Cash Flow**

($000s)

(0.18) 0.05

2003 2004 2005 2006 **Cash Flow Per Share**

($)

with GAAP as an indication of the Company's performance. Silverwing's method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by other companies. For these purposes, the Company defines cash flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netback as revenue less royalties and operating expenses.

During the year ended December 31, 2006, cash flow from operations improved 34% to $3.4 million from $2.5 million in 2005 due primarily to the 187% increase in production. On a corporate netback basis, cash flow declined 53% to $12.63/boe as a result of a 38% decrease in the operating netback related primarily to the depressed natural gas prices from year to year.

Depletion, Depreciation and Accretion ("DD&A")

	2006	2005	Change
	($)	($)	(%)
DD&A provision before impairment provision ($000s)	**7,545**	1,848	308
DD&A provision before impairment provision ($/boe)	**28.41**	19.94	42
Impairment provision for oil and gas assets ($000s)	**13,713**	-	-

During 2006, the DD&A provision before impairment provision rose 308% to $7.5 million from $1.8 million in 2005 due primarily to increased production received in the current period. On a per boe basis, the DD&A provision increased 42% to $28.41 from $19.94 a year ago as a result of the increased cost of proved reserves additions.

At December 31, 2006, the impairment recognition portion of the ceiling test indicated the estimated undiscounted future cash flows from proved reserves was less than the carrying values of producing petroleum and natural gas properties. In the second stage of the AcG-16 impairment test, the future cash flows from proved plus probable reserves were discounted at the risk-free rate and were compared to the carrying value of the oil and gas properties to determine a ceiling test write-down. A write-down of $13.7 million was added to DD&A during the period.

Income Taxes Future income tax reduction for the year ended December 31, 2006 was $6.3 million compared to a provision of $0.4 million recorded in 2005. The changes in this non-cash item are the anticipated future tax effect of the periods' activities, after reconciling recorded net assets with the Company's tax pool assets at the end of each period. The 1,675% year-over-year increase was a result of the significant decrease in the carrying value of oil and gas properties due to the impairment in valuation combined with reduced corporate tax rates.

As at December 31, 2006, the Company had approximately $69.0 million in tax pools available to shelter taxable income in future years.

Production Equipment 31%
Acquisitions & Dispositions 18%
Land, Seismic & Other 9%
Drilling & Completions 42%
2006

Capital Expenditures

Equipment 30%
Acquisitions & Dispositions 3%
Land, Seismic & Other 6%
Drilling & Completions 61%
2005

Cash Flow and Net Loss

	2006	2005	Change
(000s, except per share amounts)	($)	($)	(%)
Cash flow from operations [1]	**3,355**	2,498	34
Per share – basic	**0.18**	0.31	(42)
Per share – diluted	**0.18**	0.30	(40)
Net loss	**(12,216)**	(56)	(21,714)
Per share – basic	**(0.65)**	(0.01)	(6,400)
Per share – diluted	**(0.65)**	(0.01)	(6,400)

(1) Cash flow from operations is defined as cash provided by operations before changes in non-cash operating working capital.

Cash flow from operations increased 34% to $3.4 million ($0.18 per basic and diluted share) for the year ended December 31, 2006 from $2.5 million ($0.31 per basic share and $0.30 per diluted share) in 2005. The improvement in cash flow was primarily due to increased production realized during the latest fiscal year.

During 2006, the Company recorded a net loss of $12.2 million ($0.65 per basic and diluted share), compared to a net loss of $0.1 million ($0.01 per basic and diluted share) a year ago due primarily to an increased depletion expense coupled with the ceiling test write-down recorded in 2006.

Capital Expenditures Capital expenditures made during the year ended December 31, 2006 and 2005 are summarized in the following table and do not include non-cash transactions.

	2006	2005	Change
(000s)	($)	($)	(%)
Land	**2,583**	390	562
Seismic	**2,808**	269	944
Drilling and completions	**26,270**	10,400	153
Facilities and equipment	**19,764**	5,146	284
Property acquisitions	**15,204**	537	2,731
Property dispositions	**(3,996)**	–	–
Capitalized G&A and other	**492**	393	25
Total capital expenditures	**63,125**	17,135	268

During 2006, the Company spent $63.1 million in exploration and development activities compared to $17.1 million in 2005. Land purchases of $2.6 million were made during the 2006 period. Seismic expenditures of $2.8 million were incurred primarily to evaluate the Tomahawk property acquired through a farm-in agreement with two major U.S. oil and gas companies. During the year, the Company drilled 38 gross (17.0 net) wells, spending a total of $26.2 million on drilling and completions.

Equipment and facilities expenditures totaled $19.8 million, of which $9.4 million involved the construction or expansion of two facilities in NEBC and one facility in the Boundary Lake South area. The Company anticipates that the installation of these facilities will assist in reducing operating costs as economies of scale are realized. Approximately $10.4 million was incurred during the period to equip and tie-in a number of wells in NEBC.

Property acquisition costs of $15.2 million included two shut-in wells, 4,390 net acres of undeveloped land and facility infrastructure valued at $4.0 million. The property disposition of $4.0 million involved the sale of interests of a compressor station in the Boundary Lake South area and production of 8 boe/d in the Skiff area of Alberta.

During 2006, the Company entered into a one-year and a three-year contract involving two drilling rigs. As at December 31, 2006, a 134-day and 499-day guarantee exists at a day rate commitment of $8,500 and $18,500, respectively. Should the rigs be contracted out to another party during this time, the Company will receive a credit equal to each day worked for the other party.

LIQUIDITY AND CAPITAL RESOURCES

Funding

	2006	2005	Change
(000s)	**($)**	($)	(%)
Working capital (deficiency), beginning of year	**3,478**	2,399	45
Cash flow from operations	**3,355**	2,498	34
Issue of capital stock (net)	**36,475**	15,716	132
Capital expenditures (net)	**(63,125)**	(17,135)	268
Working capital (deficiency), end of year	**(19,817)**	3,478	(670)

Silverwing opened 2006 with working capital of $3.5 million. Increases in the year involved $3.4 million in cash flow from operations along with $36.5 million in additional equity received primarily as a result of the IPO that closed in August 2006 and a December 2006 private placement. Decreases in working capital involved capital expenditures made during the year totaling $63.1 million, thereby leaving the Company with a working capital deficit of $19.8 million at December 31, 2006.

During the year, the Company increased its demand revolving production loan facility to $18.0 million. The balance drawn on this facility at year-end was $7.0 million.

As at December 31, 2006, the Company was in breach of a covenant that required the Company to maintain a positive working capital ratio of 1:1 for the revolving reducing demand loan facility. Silverwing is exploring strategic alternatives, including a corporate restructuring, the disposition of a number of non-operated producing properties, obtaining a partner in its core exploration areas and obtaining mezzanine financing, to rectify the breach. As at March 6, 2007, Silverwing had outstanding bank debt of $12.8 million and a working capital deficit of approximately $23.8 million.

Share Capital During 2006, Silverwing raised $39.2 million in gross proceeds from three share offerings. In January 2006, $0.6 million was raised at a price of $2.10 per common share. In August 2006, gross proceeds of $30.8 million were generated by the issuance of 10,637,500 units through an IPO. Each unit was comprised of one common share and one share purchase warrant priced at $2.00 per unit and 3,800,000 flow-through shares priced at $2.50 per share. In December 2006, gross proceeds of $7.0 million was raised from the issuance of 5,272,900 flow-through shares priced at $1.32 per share.

In connection with the issuance of the 2006 flow-through shares, Silverwing agreed to renounce to investors effective December 31, 2006, $16.5 million in qualifying expenditures. As at December 31, 2006, the Company had incurred $9.1 million in qualifying expenditures leaving $7.4 million to be incurred prior to December 31, 2007.

In addition, options to purchase an aggregate of 1,540,000 common shares have been granted to directors, officers and employees of the Company at an exercise price of $2.00 and $2.10 per common share. At year-end 2006, performance warrants to purchase an aggregate of 3,800,000 common shares were outstanding to certain directors, officers and employees of the Company at an exercise price of $2.20 per common share. These warrants may be exercised only upon a change in control of the Company.

Warrants issued at the time of the IPO on August 22, 2006 totaling 10,637,500 were approved for listing and posting for trading on the TSX during the fourth quarter. These warrants trade under the symbol SVW.WT.

The following table is a summary of the Company's share information as at the periods indicated.

Years Ended December 31,	2006	2005
	(#)	(#)
Common Shares		
Balance – beginning of year	**12,746,268**	5,692,281
Private placements	**5,568,547**	7,053,987
Issuance at IPO	**14,437,500**	–
Exercise of warrants	**1,073,835**	–
Balance – end of year	**33,826,150**	12,746,268
Weighted Average Common Shares Outstanding		
Basic	**18,791,914**	8,104,703
Diluted	**18,791,914**	8,202,685
Stock Options		
Balance – beginning of year	**749,500**	382,000
Granted	**947,000**	367,500
Forfeited	**(156,500)**	–
Exercised	-	–
Balance – end of year	**1,540,000**	749,500
Share Purchase Warrants		
Balance – beginning of year	**2,563,372**	2,595,011
Expired	**(2,177,537)**	(31,639)
Exercised	**(385,835)**	–
Issue of warrants	**10,637,500**	–
Balance – end of year	**10,637,500**	2,563,372
Share Warrants		
Balance – beginning of year	**688,000**	688,000
Exercised	**(90,500)**	–
Converted upon IPO	**(597,500)**	–
Balance – end of year	-	688,000

Bank Debt As at December 31, 2006, the Company had a credit facility with the National Bank of Canada totaling $18.0 million bearing interest at prime plus 0.25% per annum. Effective January 2007, this credit facility was reduced by $725,000 per month until its next review date, which is scheduled for April 30, 2007. This facility is secured by a $50.0 million debenture and a floating charge over all assets. The Company also has an acquisition/development facility of $2.0 million bearing interest at prime plus 1.25% per annum. At March 1, 2007, Silverwing had outstanding bank debt of $12.9 million and a working capital deficit of approximately $23.8 million.

As at December 31, 2006, the Company has in breach of a covenant that required the Company to maintain a positive working capital ratio of 1:1 for the revolving reducing demand loan facility. The bank has been informed of the breach and is working with the Company in its resolution. To rectify the breach, Silverwing is exploring strategic alternatives, including a corporate restructuring, the disposition of a number of non-operated producing properties, obtaining a partner in its core exploration areas and obtaining mezzanine financing. As at March 6, 2007, Silverwing had outstanding bank debt of $12.8 million and a working capital deficit of approximately $23.8 million.

SIGNIFICANT ACCOUNTING POLICIES Δ The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada as disclosed in the notes to the financial statements. The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies, which may involve choosing between alternative accounting methods, to properly reflect the nature of the Company's activities. The significant accounting polices, for which there exist alternative accounting methods, adopted by the Company are summarized below.

Petroleum and Natural Gas Operations The full cost method of accounting for petroleum and natural gas operations capitalizes all costs associated with the exploration for and development of petroleum and natural gas reserves. The costs of all successful and unsuccessful petroleum and natural gas operations are initially capitalized on the balance sheet and charged to earnings on a unit-of-production method based on total proved reserves. Successful efforts accounting for petroleum and natural gas operations provides for the capitalization of those costs associated with successful operations followed by a charge to earnings of those costs on a unit-of-production basis. The costs of unsuccessful operations are immediately charged to earnings. The Company has adopted the full cost method of accounting for petroleum and natural gas operations as it more appropriately reflects the nature of the risk in exploring for and the development of petroleum and natural gas.

Asset Retirement Obligations Accounting for asset retirement obligations requires that the Company recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. This increase is amortized using the unit-of-production method based on estimated proved reserves as determined by independent engineers.

Full Cost Accounting and Impairment Test Under the CICA's Accounting Guideline 16 "Oil and Gas Accounting – Full Cost," the Company is required to evaluate the carrying value of its oil and gas properties relative to future cash flows. In applying the guideline, the Company calculates its ceiling test by comparing the carrying value of property and equipment to the sum of undiscounted cash flows expected to result from the future production of proved reserves and the sale of unproved properties. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the sale of unproved properties. Any excess is recorded as a permanent impairment. A write-down of $13.7 million was required as at December 31, 2006.

Stock-Based Compensation The Company records stock-based compensation expense on issuances of share purchase options and warrants to executives, employees and directors using the fair value method. Under this policy, Silverwing measures compensation expense based on the fair value of the options at the date of grant and expenses the fair value over the vesting period of the options.

Flow-Through Shares The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The provision for future income taxes is not adjusted at the time the flow-through shares are issued or as the qualifying flow-through expenditures are incurred. Instead, the Company recognizes the future income tax liability associated with the renounced tax deductions at the time the expenditures are renounced for tax purposes.

Hedging Relationships The Company employs the CICA's Accounting Guideline 13 "Hedging Relationships" that deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. Management has determined that no hedging relationships existed at December 31, 2006.

SIGNIFICANT ACCOUNTING ESTIMATES △ In the application of accounting policies, management is often required to make judgements based on underlying estimates and assumptions about future events and their effects. Underlying estimates and assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances. These estimates and assumptions are subject to change as new events occur and additional information is obtained. The Company believes the following are the most critical accounting estimates used in the determination of its financial results.

Reserves Estimates and Value The process of estimating reserves is complex and requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions affecting oil and gas prices and costs change. Silverwing's reserves are evaluated by Gilbert Laustsen Jung Associates Ltd., an independent engineering firm.

Although every reasonable effort is made to ensure that reserves estimates are accurate, reserves estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may affect these estimates. Revisions to reserves estimates can arise from changes in year-end oil and gas prices and reservoir performance. Such revisions can be either positive or negative.

In accordance with full cost accounting, capital costs associated with developed or abandoned properties are charged to the income statement in the form of a depletion and depreciation provision. This provision is a direct function of the relative portion of reserves that have been produced in the period. Accordingly, a 20% variance in the reserves estimate will have a corresponding effect in the depletion and depreciation provision for the period.

The final component of the financial statements affected by the reserves estimation and value is the determination of the lower of the carrying value or fair value of the Company's developed asset base. This is determined using a ceiling test analysis of the underlying asset base. This test compares the cash flows expected from future production plus the undeveloped capital asset base with the carrying value of property and equipment. Where the net book value exceeds the fair value, a write-down of assets is the result. This reduces earnings before tax, and therefore, affects the future tax provision based on the Company's tax rate during the period. The net results flow directly to retained earnings.

Asset Retirement Obligation Under current reporting requirements, the Company must determine the fair value of the asset retirement obligation by estimating site reclamation costs, inflating these costs to the estimated time of expenditures, then discount this amount back to the reporting date. The primary estimate involves determining the total of these future costs. The accuracy of this amount is subject to a number of other unknown variables, including inflation, time, economics and location. Adjustments in the estimated cost may materially affect the depletion and accretion provision charged to the statement of operations and deficit before taxes by the same amount. Future taxes will be the effective tax rate applied to this adjustment. The net of the depletion and accretion adjustment and the offsetting tax provision effect will directly change earnings and retained earnings by the same amount.

Future Income Taxes Due to the difference between accounting and tax regulations, a timing of deductions results in arriving at the tax expense of a company. This timing and tax rate estimate gives rise to a future tax provision recorded to the statement of operations and deficit, offset by a future tax liability or receivable on the balance sheet. In order to determine this provision, the tax rates of future taxation periods must be estimated. Typically, the rate used corresponds to the current taxation year being examined. From time to time, these rates change as prescribed by the Canada Revenue Agency. Accordingly, during the remaining life of a company, the liability shown on the balance sheet may materially differ from that reported in the financial statements of the company.

Stock-Based Compensation Silverwing has adopted the recommendations of the CICA with respect to accounting for stock-based compensation. Under this directive, the fair value of options granted is charged to operations as the options vest. To determine the amount of the charge, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. This model requires the estimation of the hold period prior to the exercise of the Company's stock as well as the volatility in the price of the Company's shares. A significant adjustment in either assumption may materially affect stock-based compensation expense, earnings before tax, net earnings and retained earnings by the same amount.

BUSINESS RISKS, RISK MITIGATION AND UNCERTAINTIES Δ Silverwing's operations are subject to risks normally associated with the exploration, development, production and marketing of oil and natural gas. The most important of these risks are set out below, together with the strategies the Company employs to mitigate and minimize these risks.

Inherent Industry Risks – Risks of Failing to Discover Economic Reserve Additions The Company's strategies include focusing on gas prone selected areas in Western Canada, utilizing a team of highly qualified professionals with expertise and experience in these areas, expanding operations in core areas and continuously assessing new exploration opportunities to complement existing activities.

Financial Risk – Commodity Price Risk and Capital Expenditures Risk Commodity prices are driven by supply, demand and market conditions outside the Company's influence and control. Capital expenditures are a controllable risk and include cost control of individual capital items and the tracking of cumulative capital expenditures throughout the budget period. Silverwing manages its capital expenditures by two separate tracking systems: a historical accounting system that records the actual costs and a perpetual forecasting model that is constantly updated based on real-time information.

It is likely that in the future, Silverwing will be required to raise additional capital through debt and equity financings in order to fully realize its strategic goals and business plans. The Company's ability to raise additional capital will depend on a number of factors, such as general economic and market conditions, that are beyond its control. If Silverwing is unable to obtain additional financing or to obtain it on favourable terms, it may be required to forego attractive business opportunities.

Operational Risk – Risk of Accidents and Injury Silverwing manages operational risks by employing skilled professionals utilizing leading-edge technology and conducting regular maintenance and training programs. The Company has an operational emergency response plan and an operational safety manual. In addition, a comprehensive insurance program is maintained to mitigate risks and protect against significant losses where possible.

The Company operates in accordance with all applicable environmental legislation and strives to maintain compliance with such regulations.

FINANCIAL REPORTING UPDATE

Continuous Disclosure Obligations Effective March 2006, all reporting issuers in Canada are subject to new disclosure requirements as per Multilateral Instrument 52-109 ("MI 52-109"). This has resulted in the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") to certify that they have designed internal controls over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with GAAP. In addition, they are subject to a second certification that they have ensured disclosure of changes in internal control that has had or may have a material effect on the Company's internal control.

DISCLOSURE CONTROLS AND PROCEDURES Δ Silverwing has disclosure controls and procedures to ensure that information required to be disclosed by the Company is assembled and communicated to management. The Company's CEO and CFO have concluded, based on their evaluation as of December 31, 2006, that disclosure controls and procedures are effective to provide reasonable assurance that material information related to Silverwing is made known to them by others within the entity, except as noted below. Although in spite of the CEO and CFO certifying that the Company's disclosure controls and procedures are effective to provide a reasonable level of assurance, they are not able to conclude that the disclosure controls and procedures are capable to prevent all frauds and errors. Regardless of how well conceived or managed, a control system is incapable of providing absolute assurance to prevent all errors and fraud, as only reasonable assurance that the objectives of a control system can be obtained.

INTERNAL CONTROLS OVER FINANCIAL REPORTING Δ The CEO and CFO of Silverwing are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has assessed the design of the Company's internal control over financial reporting as of December 31, 2006 and has certified that the controls over financial reporting are effective, except for the identified material weaknesses outlined below.

- Δ Due to the limited number of staff, it is not feasible to attain complete segregation of incompatible duties.
- Δ Due to the limited number of staff, the Company does not have a sufficient amount of technical specialists within finance to address all potential complex and non-routine accounting transactions that may transpire.

The weaknesses in Silverwing's internal controls over financial reporting allow for a greater than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, it is not possible to provide absolute assurance that this risk can be reduced to less than a remote likelihood of a material misstatement. Management does not intend to remediate the noted weaknesses at this time due to an adequate control environment existing in the Company.

COMMITMENTS Δ At December 31, 2006, the Company had an obligation to incur qualifying expenditures of $7.4 million to satisfy the terms of the flow-through common shares issued during the year.

The Company is committed to operating leases for its office premises and field equipment until August 31, 2007 with payments of $211,000 required during the period.

The Company entered into drilling rig contracts to secure two drilling rigs over the next three years to continue exploration and develop of Silverwing properties. As at December 31, 2006, the contracts obligate Silverwing to 134 days at $8,500 per day and 499 days at $18,500 per day in payments related to the respective drilling rigs.

OFF-BALANCE SHEET ARRANGEMENTS Δ As at the date of this report, the Company had no off-balance sheet financing arrangements.

TRANSACTIONS WITH RELATED PARTIES Δ Included in G&A expenses are amounts for services provided to the Company through entities affiliated with and/or controlled by the Corporate Secretary of Silverwing. During the year ended December 31, 2006, the Company paid and is indebted to the affiliated entity $182,017 and $31,194, respectively. These amounts are considered to be in the normal course of operations and approximate the fair values for services received.

Silverwing utilizes the services of a number of operating companies in which an officer of the Company has varying equity interests. These companies provide construction, drilling, completions and environmental services to Silverwing. During the year ended December 31, 2006, the Company paid the related party amounts totaling $573,000 for these services. There was a $nil outstanding balance at year-end. Also during the year, the Company granted the officer stock options and a loan to purchase shares in the Company.

The Company had granted share purchase loans to employees for the purchase of the Company's flow-through shares. The loans are non-interest bearing and are to be fully repaid by October 31, 2007. The share purchase loans had begun regular repayments commencing on the Company listing its shares on a public market. The loan balance from the employees was $76,500 at year-end.

The Company used the services of a drilling company that two directors of Silverwing are officers. The total purchased services amounted to $2.4 million for the year and the balance owing to the related company was $221,000 as at December 31, 2006. The transactions are in the normal course of operations and are measured at the exchange amount that approximates fair market value of the services.

FINANCIAL AND OTHER INSTRUMENTS Δ Currently, Silverwing does not have a hedge or other commodity risk control strategy in place. Management will consider employing such strategies once the Company has sufficiently advanced beyond the current production profile to warrant such measures.

FOURTH QUARTER 2006 RESULTS Δ During the fourth quarter of 2006, production rose 591 boe/d to 997 boe/d from 406 boe/d recorded in the same quarter of 2005. This 146% increase was primarily the result of the additional wells coming on-stream at Sirius. In 2006, production included 64 wells that were primarily located in NEBC and a number of wells in Alberta. Production during the fourth quarter of 2006 increased 7% from third quarter 2006 production.

For the three-month period ended December 31, 2006, the Company's selling price for natural gas averaged $7.45/mcf, while oil and NGLs prices averaged $52.59/bbl compared to $12.34/mcf and $65.25/bbl, respectively, received in 2005.

Revenue increased to $4.1 million for the fourth quarter of 2006 from $2.7 million a year ago and from $3.3 million generated in the third quarter of 2006. The 52% year-over-year improvement was due to increased production and commodity prices during the fourth quarter of 2006. No hedging activity was undertaken in the period.

Fourth quarter 2006 and 2005 total royalties remained consistent at $0.8 million. This was primarily due to the royalty adjustments assessed by the Crown in the respective periods. Total royalties, as a percentage of revenue, were 20% in the 2006 fourth quarter versus 27% a year ago and 27% in the third quarter of 2006.

Operating expenses increased 133% to $0.9 million in the fourth quarter of 2006 compared to $0.4 million in 2005 due primarily to significant production growth during the period. On a boe basis, operating costs decreased 6% to $10.27/boe, down from $10.82/boe in the fourth quarter of 2005 due to economies of scale being achieved during the 2006 period from the impact of owned facilities and from expense recoveries.

G&A expenses, including stock-based compensation expense, increased to $0.5 million in the fourth quarter of 2006 versus $0.3 million in the fourth quarter of 2005. Additional compensation expense incurred for head office employees, higher office operation expenses and an increase in anticipated annual audit expense contributed to the year-over-year increase in G&A. On a boe basis, G&A expenses declined during the current quarter to $5.38/boe from $8.42/boe in the fourth quarter of 2005, reflecting a recovery of $0.3 million from stock-based compensation previously expensed during the year. On a cash basis, G&A expenses were $6.51/boe in the fourth quarter of 2006 versus $5.88/boe a year ago.

During the fourth quarter of 2006, interest and other income was $nil compared to $47,125 in 2005, reflecting interest income earned from cash held on deposit from the equity offering in the third quarter of 2005.

Interest expense in the 2006 three-month period was $35,341 versus $13,022 incurred a year ago. The increase in the interest expense was a direct result of Silverwing's growing scale of operations that required the use of the demand credit facility the Company has with its bank.

For the three months ended December 31, 2006, funds from operations improved 24% to $1.7 million from $1.4 million in the 2005 period and up from $0.8 million recorded in the third quarter of 2006. This increase in comparative quarters was due primarily to period-over-period production growth. On a per share basis, funds from operations decreased in the fourth quarter of 2006 to $0.06 per basic and diluted share versus $0.11 per basic and diluted share a year ago as a result of the increase in outstanding shares related to capital raised in the second half of 2006 for exploration that was in progress at year-end. On a boe basis, funds generated from operations decreased 49% to $18.96/boe in the fourth quarter of 2006 from $37.49/boe the prior year due to the year-over-year reduction in selling prices.

The DD&A provision increased 325% to $3.4 million in the fourth quarter of 2006 from $0.8 million in 2005, reflecting the 146% increase in production and higher costs associated with drilling and completion operations. The Company also incurred a ceiling test write-down of $13.7 million during the period that was calculated after recording the period's DD&A.

For the three months ended December 31, 2006, the Company recorded a provision for income tax recovery of $4.6 million (2005 – $0.4 million expense) resulting in a net loss of $10.6 million ($0.37 per basic and diluted share) compared to net income of $0.2 million ($0.01 per basic and diluted share) in 2005.

During the fourth quarter of 2006, the Company's capital program totaled $18.6 million versus $6.3 million in the same quarter of 2005. Drilling, completion and equipping operations costs totaled $18.1 million (2005 – $6.1 million) and were incurred to drill and complete 10 gross (7.7 net) wells with $0.5 million (2005 – $0.1 million) allocated to land, seismic and other office equipment. During the quarter, $0.2 million (2005 – $0.1 million) of direct general and administrative expenditures were capitalized to exploration and development activities. Dispositions of oil and gas properties totaled $0.2 million for the quarter.

The operational and financial results of Silverwing over the past eight quarters are highlighted by an increase in capital programs, steady growth in production volumes and continuous improvement in cash flow from operations.

The following table sets forth certain quarterly information of the Company for the last two fiscal years:

	Q1	Q2	Q3	Q4	Total
(000s, except per share amounts)	($)	($)	($)	($)	($)
2006					
Petroleum and natural gas sales	**1,880**	**1,853**	**3,300**	**4,136**	**11,169**
Cash flow from operations [1]	**515**	**263**	**837**	**1,740**	**3,355**
Per share – basic and diluted	**0.04**	**0.02**	**0.03**	**0.06**	**0.18**
Net (loss)	**(259)**	**(245)**	**(1,063)**	**(10,649)**	**(12,216)**
Per share – basic and diluted	**(0.04)**	**(0.02)**	**(0.04)**	**(0.37)**	**(0.65)**
Capital expenditures (net)	**9,091**	**12,887**	**22,524**	**18,623**	**63,125**
Bank debt and working capital deficiency	**4,459**	**16,315**	**9,415**	**19,817**	**19,817**
Shareholders' equity	**21,498**	**22,534**	**51,006**	**46,811**	**46,811**
Average daily production					
Natural gas (mcf/d)	**2,480**	**2,936**	**5,347**	**5,726**	**4,134**
Crude oil and NGLs (bbls/d)	**32**	**36**	**44**	**43**	**39**
Total (boe/d)	**445**	**525**	**935**	**997**	**728**
2005					
Petroleum and natural gas sales	386	731	1,832	2,743	5,692
Cash flow from operations [1]	96	94	906	1,402	2,498
Per share – basic and diluted	0.01	0.01	0.12	0.11	0.20
Net income (loss)	(105)	(191)	88	152	(56)
Per share – basic and diluted	(0.02)	(0.03)	0.01	0.01	(0.01)
Capital expenditures (net)	7,902	926	2,015	6,292	17,135
Bank debt and working capital deficiency (surplus)	3,871	4,722	4,792	(3,478)	(3,478)
Shareholders' equity	10,226	10,291	11,533	25,298	25,298
Average daily production					
Natural gas (mcf/d)	545	1,006	1,819	2,256	1,412
Crude oil and NGLs (bbls/d)	10	8	25	31	19
Total (boe/d)	101	176	328	406	254

(1) Cash flow from operations is defined as cash provided by operations before changes in non-cash operating working capital.

Over the eight-quarter period, the Company's primary focus has been on establishing a base level of production from which it can pursue an active drilling program. Capital expenditures increased from $7.9 million in the first quarter of 2005 to $18.6 million in the fourth quarter of 2006 with an increased percentage of capital expenditures being directed towards drilling operations.

Production volumes per day, as a result of the expanding capital program, have increased from an average 101 boe/d in the first quarter of 2005 to an average 997 boe/d in the fourth quarter of 2006. Natural gas production improved 951% from 545 mcf/d in the first quarter of 2005 to 5,726 mcf/d in the fourth quarter of 2006, while crude oil and NGLs production increased 330% from 10 bbls/d in the first quarter of 2005 to 43 bbls/d in the fourth quarter of 2006.

The steady increase in production volumes in combination with strong, but volatile, commodity prices over the past two years produced significant growth in quarterly operating cash flow. Cash flow from operations increased 1,600% from $0.1 million in the first quarter of 2005 to $1.7 million in the fourth quarter of 2006.

The Company's capital programs have been financed by a combination of internally generated cash flow from operations, proceeds from the disposition of non-core assets, equity financings and bank debt. During the past two years, the Company has raised $55.9 million from the issuance of 28,133,869 common shares through a number of private placements of common shares, flow-through common shares and warrants. At the end of the fourth quarter of 2006, the Company had outstanding bank debt of $7.0 million and a working capital deficit of $19.8 million.

OUTLOOK Δ During 2007, the Company anticipates natural gas prices to remain relatively weak as a result of higher than average storage levels and anticipated mild weather conditions across North America. However, given the uncertain nature of these weather patterns complemented by general declines in production, Silverwing anticipates natural gas prices to increase over time.

The Company's production is expected to increase subject to its ability to access capital markets on an efficient basis. Silverwing has a rich inventory of projects that it plans to explore and develop once it has secured additional sources of funding. The task of raising capital has become the most significant challenge for junior oil and gas companies in this difficult market. Consequently, the Company is searching for alternative sources of capital that will complement the task of managing shareholder value, including rationalizing non-core assets and seeking partners in capital-intensive projects within its prospect inventory. An extension of the exploratory Tomahawk project is just one of the successful steps made towards this goal.

In summary, the Company anticipates 2007 to be an exciting but challenging year for Silverwing and the rest of the oil and gas industry. Given the Company's past success with the drill bit, its inventory of prospects and its ability to prosper, the Company is confident that the year will be rewarding for its shareholders.

SEDAR Δ Additional information relating to the Company, including its Annual Information Form, can be accessed on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

FORWARD-LOOKING STATEMENTS Δ Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL REPORT

MANAGEMENT'S REPORT

To the Shareholders of Silverwing Energy Inc.

The accompanying financial statements of Silverwing Energy Inc. and all information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and within the framework of the Company's significant accounting policies as described in the notes to the financial statements. The financial statements reflect management's best estimates and judgements based on currently available information within reasonable limits of materiality.

Financial information presented throughout the Annual Report has been prepared and reviewed by management to ensure it is consistent with that shown in the financial statements.

Management is responsible for the integrity of the financial statements. Management maintains appropriate systems of internal control to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide reliable financial information for the preparation of financial statements.

Independent auditors are appointed by the shareholders of the Company to perform an examination of the corporate and accounting records so as to express an opinion on the financial statements. Their examination included a review and evaluation of the system of internal controls and included such tests and other procedures, as they considered necessary, to provide reasonable assurance that the financial statements are presented fairly.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee meets with management and the independent auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and recommend the financial statements be presented to the Board of Directors for approval.

The financial statements, including the notes to the financial statements, have been approved by the Board of Directors on the recommendation of the Audit Committee.

Oleh Wowkodaw
President & Chief Executive Officer

Martin D. Rude
Vice-President, Finance & Chief Financial Officer

Calgary, Canada
March 6, 2007

AUDITORS' REPORT

To the Shareholders of Silverwing Energy Inc.

We have audited the balance sheets of Silverwing Energy Inc. as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada

March 6, 2007

BALANCE SHEETS

As at December 31,	2006	2005
(000s)	($)	($)
Assets		
Current assets		
Cash and cash equivalents (note 3)	**408**	8,471
Accounts receivable and other assets	**6,103**	3,202
	6,511	11,673
Future income taxes (note 7)	**1,399**	–
Property, plant and equipment (note 4)	**68,228**	24,097
	76,138	35,770
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**19,297**	8,195
Bank debt (note 5)	**7,031**	–
	26,328	8,195
Asset retirement obligations (note 6)	**2,999**	1,049
Future income taxes (note 7)	**–**	1,228
Shareholders' Equity		
Common shares (note 8)	**53,149**	23,676
Special warrants (note 8)	**–**	739
Share purchase warrants (note 8)	**4,344**	1,501
Contributed surplus (note 8)	**2,739**	587
Deficit	**(13,421)**	(1,205)
	46,811	25,298
Future operations (note 1)		
Commitments (note 10)		
	76,138	35,770

See accompanying notes to the financial statements.

Approved by the Board of Directors,

Drew Tumbach
Director

Geoff Waterman
Director

STATEMENTS OF OPERATIONS AND DEFICIT

Years Ended December 31,	2006	2005
(000s, except per share amounts)	($)	($)
Revenues		
Petroleum and natural gas sales	**11,169**	5,692
Royalties	**(2,433)**	(1,488)
	8,736	4,204
Interest and other income	**49**	60
	8,785	4,264
Expenses		
Production	**2,951**	923
General and administrative	**2,809**	1,138
Interest	**242**	56
Depletion, depreciation and accretion (note 4)	**21,258**	1,848
	27,260	3,965
Income (loss) before income taxes	**(18,475)**	299
Future income tax provision (reduction) (note 7)	**(6,259)**	355
Net loss for the year	**(12,216)**	(56)
Deficit, beginning of year	**(1,205)**	(585)
Fair value of extended warrants (note 8)	**-**	(564)
Deficit, end of year	**(13,421)**	(1,205)
Net loss per share (note 8)		
Basic and diluted	**(0.65)**	(0.01)

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2006	2005
(000s)	($)	($)
Cash provide by (used in):		
Operations		
Net loss for the year	(12 216)	(56)
Add (subtract) non-cash items:		
Stock-based compensation	572	351
Depletion, depreciation and accretion	21,258	1,848
Future income tax provision (reduction)	(6,259)	355
Funds from operations	3,355	2,498
Net change in non-cash working capital	1,342	(1,052)
	4,697	1,446
Financing		
Issue of common shares and warrants	39,172	16,699
Share issue costs	(2,697)	(983)
Bank debt	7,031	–
Net change in non-cash working capital	57	(24)
	43,563	15,692
Investing		
Property, plant and equipment expenditures	(67,121)	(17,135)
Proceeds on disposal of property, plant and equipment	3,396	–
Net change in non-cash working capital	6,302	3,893
	(56,323)	(13,242)
Increase (decrease) in cash and cash equivalents	(8,063)	3,896
Cash and cash equivalents, beginning of year	8,471	4,575
Cash and cash equivalents, end of year	408	8,471
Interest paid	221	56

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

Silverwing Energy Inc. ("Silverwing" or the "Company") is engaged in the exploration, development and production of petroleum and natural gas in Western Canada.

1. Future Operations

At December 31, 2006, the Company had a working capital deficiency of $19.8 million including the Company's bank debt. In addition, at December 31, 2006 the Company was in breach of a debt covenant requirement to maintain a working capital ratio of 1:1 (note 5) and incurred a net loss of $12.2 million. The future operation of the Company is dependant on its ability to successfully explore, develop and produce economically viable reserves and market petroleum products from its properties, raise capital to support its activities and receiving the continued financial support from its lender.

These financial statements have been prepared on the basis that the Company will be able to discharge its obligations and realize its assets in the normal course of business at the values at which they are carried in these financial statements, and that the Company will be able to continue its business activities.

Management believes that the going concern assumption is appropriate for these financial statements. If this assumption were not appropriate, adjustments to the carrying values of the assets and liabilities, revenues and expenses and the balance sheet classifications used may be necessary.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

(a) **Property, Plant and Equipment** The Company accounts for petroleum and natural gas activities in accordance with the Canadian guideline on full cost accounting in the petroleum and natural gas industry, whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in one cost centre. Such costs include land acquisition costs, lease rentals on non-producing properties, drilling, equipping, processing facilities, geological and geophysical costs and overhead expenses directly related to exploration and development activities.

Gains and losses are not recognized upon the disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more, in which case a gain or loss is recognized.

The cost of acquiring and evaluating unproved properties are initially excluded from the depletion calculation. These properties are assessed at least annually for impairment. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.

Depletion is calculated using the unit-of-production method based on estimated proved reserves before royalties, as determined by independent engineers. For purposes of this calculation, reserves and production of natural gas are converted into equivalent barrels of petroleum based on the relative energy equivalent of six thousand cubic feet of natural gas to one barrel of crude petroleum.

Petroleum and natural gas properties are evaluated at least annually to determine that the carrying amount is recoverable and does not exceed the fair value of the properties. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceeds the carrying amount. An impairment loss is recognized to the extent that the carrying amount of property, plant and equipment exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Office furniture, equipment and other is depreciated on a declining balance basis over its estimated useful life at rates varying from 20% to 50%.

2. Significant Accounting Policies (continued)

(b) Joint Operations The Company conducts substantially all of its exploration, development and production activities jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(c) Asset Retirement Obligations The Company recognizes the fair value of an asset retirement obligation ("ARO") associated with long-lived assets in the period in which it is put into use and when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is included in depletion, depreciation and accretion expense in the period. Revisions to the estimated timing of cash flow or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company's earnings in the year in which the settlement occurs.

Determination of the original undiscounted costs are based on engineering estimates using current costs and technology in accordance with existing legislation and industry practice. The obligations recognized are statutory, contractual or legal obligations. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation.

(d) Flow-Through Common Shares The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share issues, the income tax attributes of the related expenditures are renounced to the subscribers. To recognize the foregone tax benefits to the Company, the flow-through shares issued are recorded net of the tax benefits renounced to the subscribers when the renouncement is made.

(e) Future Income Taxes Future income taxes are accounted for based on the asset and liability method of tax allocation accounting. Under this method, the Company records future income taxes based on the difference between the accounting and income tax basis of an asset or liability. Future income tax assets and liabilities are recorded using expected income tax rates to be applied when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

(f) Per Share Amounts The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money securities are used to repurchase common shares at the average market price during the period. Basic earnings or loss per common share are computed by dividing net earnings or loss by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if the securities or other contracts to issue common shares were exercised or converted to common shares. Anti-dilutive securities are not included in the calculation.

(g) Stock-Based Compensation The Company uses the fair value method for valuing stock option grants. Compensation expense is based on the estimated fair value of the options at the time of the grant as determined using the Black-Scholes pricing model. Under this method, compensation cost attributable to all options granted is measured at fair value at the grant date and expensed on a straight-line basis over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. In the event that vested options expire, amounts previously recognized in contributed surplus and compensation expense associated with such stock options is not reversed. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest, rather, the Company accounts for actual forfeitures as they occur.

(h) Cash and Cash Equivalents Cash and cash equivalents include term deposits and investments with original maturities of three months or less.

(i) Revenue Recognition Revenue associated with the sale of petroleum and natural gas production owned by the Company is recognized when ownership title passes from the Company to its customers. Revenue is presented gross of direct transportation costs.

(j) Measurement Uncertainty The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for the asset retirement obligation and amounts used for the ceiling test calculations are based on estimates of reserves, production rates and future prices and costs. These estimates of reserves and related future cash flows are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material.

3. Cash and Cash Equivalents

As at December 31,	2006	2005
(000s)	($)	($)
Cash in bank	**248**	795
Restricted cash	**160**	176
Term deposits	**-**	7,500
	408	8,471

Restricted cash held in trust consisted of term deposits held in trust by a national bank to fund guarantee commitments of the Company.

The term deposits outstanding as at December 31, 2005 had terms of 90 days or less at the date of inception and bear interest at an average rate of 2.2% per annum.

4. Property, Plant and Equipment

	Cost	Accumulated Depletion and Depreciation	Net Book Value
(000s)	($)	($)	($)
December 31, 2006			
Petroleum and natural gas properties	**63,660**	**(15,998)**	**47,662**
Production equipment	**27,957**	**(7,484)**	**20,473**
Office furniture, equipment and other	**123**	**(30)**	**93**
	91,740	**(23,512)**	**68,228**
December 31, 2005			
Petroleum and natural gas properties	19,564	(1,691)	17,873
Production equipment	6,822	(634)	6,188
Office furniture, equipment and other	52	(16)	36
	26,438	(2,341)	24,097

During the year ended December 31, 2006, the Company capitalized $0.6 million (2005 – $0.4 million) of general and administrative expenses directly related to exploration and development activities.

During the year ended December 31, 2006, the Company disposed of a processing facility at cost for proceeds of $3.1 million and various properties totaling $0.9 million were sold at market value.

As at December 31, 2006, costs to acquire and evaluate unproved properties totaling $12.1 million (2005 – $3.7 million) had been excluded from the depletion calculation. As at December 31, 2006, future development costs of $5.6 million (2005 – $4.7 million) had been included in the depletion calculation.

The Company incurred a ceiling test write-down of $13.7 million related to oil and gas assets subject to the impairment test. The write-down was included in the depletion expense recorded for the year ended December 31, 2006.

The future prices used by the Company in estimating cash flows were based on forecasts by an independent reserves evaluator, adjusted for the Company's quality and transportation differentials. The following table summarizes the benchmark prices used in the calculation.

4. Property, Plant and Equipment (continued)

(000s)	US$ Exchange Rate ($)	AECO Gas (CDN$/mcf)	WTI Oil (US$/bbl)	Edmonton Par Crude Oil (CDN$/bbl)
2007	0.87	7.20	62.00	70.25
2008	0.88	7.45	60.00	68.00
2009	0.88	7.75	58.00	65.75
2010	0.87	7.80	57.00	64.50
2011	0.87	7.85	57.00	64.50
2012	0.87	8.15	57.50	65.00
2013	0.87	8.30	58.50	66.25
2014	0.87	8.50	59.75	67.75
2015	0.87	8.70	61.00	69.00
2016	0.87	8.90	62.25	70.50
2017	0.87	9.10	63.50	71.75
Average annual increase, thereafter		2.0%	2.0%	2.0%

5. Bank Debt

On November 22, 2006, the Company obtained a revolving reducing demand loan facility of $18,000,000 with a Canadian bank. Effective January 2007, this credit facility was reduced by $725,000 per month until its next review date, which is scheduled for April 30, 2007. This term loan facility bears interest at the bank's prime rate plus 0.25%. The facility is secured by a $50,000,000 debenture with a floating charge over all fixed assets of the Company. As at December 31, 2006, the Company had $7,031,000 drawn on the facility and the interest rate was 6.25%.

As at December 31, 2006, the Company had an Irrevocable Letter of Guarantee outstanding in the amount of $160,000 expiring July 8, 2007. The Company holds a deposit from a joint venture partner in the amount of $41,250 securing the partner's share of this obligation.

As at December 31, 2006, the Company was in breach of a covenant that required the Company to maintain a positive working capital ratio of 1:1 for the revolving reducing demand loan facility. Management has informed the bank of the covenant breach.

6. Asset Retirement Obligations

Changes to the asset retirement obligations were as follows:

As at December 31	**2006**	2005
(000s)	($)	($)
Balance – beginning of year	**1,049**	244
Liabilities incurred	**898**	558
Revisions	**965**	221
Accretion	**87**	26
Balance – end of year	**2,999**	1,049

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets, including wellsites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $4.6 million. It is estimated this cost will be incurred over the next 16 years. In calculating the Company's future asset retirement obligations, an annual credit adjusted risk-free interest rate of 8.0% and an annual inflation rate of 2.0% was used.

7. Future Income Taxes

The provision for income taxes differs from the amount obtained by applying the combined federal and provincial income tax rate to the income (loss) before income taxes and relates to the following items:

As at December 31,	**2006**	2005
(000s)	**($)**	($)
Statutory tax rate	**35.12%**	38.20%
Expected income tax provision (reduction)	**(6,489)**	114
Non-deductible Crown charges	**191**	277
Stock-based compensation	**201**	134
Federal resource allowance	**37**	(198)
Rate adjustment	**(208)**	6
Other	**9**	22
Future income tax provision (reduction)	**(6,259)**	355

Components of the net future income tax asset (liability) are as follows:

As at December 31,	**2006**	2005
(000s)	**($)**	($)
Property, plant and equipment	**(992)**	(2,028)
Asset retirement obligations	**900**	362
Share issue costs	**952**	423
Non-capital losses	**480**	15
Other	**59**	–
Future income tax asset (liability)	**1,399**	(1,288)

As at December 31, 2006, the Company had approximately $69.0 million of tax balances available for deduction against future taxable income. Non-capital losses of $1.4 million included above will expire commencing in 2010.

8. Share Capital

(a) Authorized

Unlimited number of common shares.
Unlimited number of preferred shares, of which none have been issued.

(b) Issued

As at December 31,	**2006**		2005	
	Shares	**Amount**	Shares	Amount
	(#)	**($000s)**	(#)	($000s)
Common Shares				
Balance – beginning of year	**12,746,268**	**23,676**	5,692,281	8,591
Issued on exercise of warrants	**385,835**	**914**	–	–
Issued on exercise of special warrants	**688,000**	**739**	–	–
Issued for cash pursuant to private placements	**295,647**	**621**	1,933,716	4,061
Issued on initial public offering	**10,637,500**	**16,931**	–	–
Issued for cash pursuant to flow-through share placements	**9,072,900**	**16,460**	5,120,271	12,638
Tax effect of flow-through share renunciation	–	**(4,438)**	–	(976)
Share issue costs	–	**(2,697)**	–	(983)
Tax benefit of share issue costs	–	**901**	–	345
Repayment of share purchase loan	–	**42**	–	–
Balance – end of year	**33,826,150**	**53,149**	12,746,268	23,676

In December 2006, the Company completed a private placement of 5,272,900 flow-through shares for gross proceeds of $6,960,228 at $1.32 per share.

8. Share Capital (continued)

(b) Issued (continued)

In August 2006, the Company completed an initial public offering ("IPO") that included 10,637,500 common shares and 3,800,000 flow-through shares. At the time of the IPO, the Company converted 597,500 special private warrants for the same amount of common shares.

In January 2006, the Company completed a private placement for gross proceeds of $620,860 for the issue of 295,647 common shares at $2.10 per share.

In December 2005, the Company completed a private placement for gross proceeds of $505,504 for the issue of 240,716 common shares at $2.10 per common share.

In October 2005, the Company completed a private placement for gross proceeds of $13,496,100 for the issue of 4,020,000 flow-through common shares at $2.50 per share and 1,641,000 common shares at $2.10 per common share.

In September 2005, the Company closed a private placement for gross proceeds of $1,239,470 for the issue of 452,108 flow-through shares at $2.50 per share and 52,000 common shares at $2.10 per share.

In March 2005, the Company completed a private placement of 648,163 flow-through common shares at $2.25 per flow-through common share for gross proceeds of $1,458,367.

(c) Share Purchase Warrants

As at December 31,	2006		2005	
	Shares	**Amount**	Shares	Amount
	(#)	($000s)	(#)	($000s)
Balance – beginning of year	**2,563,372**	**1,501**	2,595 011	971
Expired	**(2,177,537)**	**(1,361)**	(31 639)	(34)
Exercised	**(385,835)**	**(140)**	–	–
Fair value of extended warrants	–	–	–	564
Issue of warrants	**10,637,500**	**4,344**	–	–
Balance – end of year	**10,637,500**	**4,344**	2,563 372	1,501

Share purchase warrants were attached to the common shares issued at the time of the August 22, 2006 IPO exercisable at $2.25 per share. The fair value of the warrants was determined using the Black-Scholes option pricing model at the date of issue. The weighted average fair market value of the warrants and the assumptions used in their determination are as follows: weighted average fair value per warrant: $0.41; risk-free interest rate: 4.04%; volatility: 58%; and expected life: 18 months. The fair value of the warrants issued in 2006 was $4.3 million.

(d) Flow-Through Special Warrants

As at December 31,	2006		2005	
	Shares	**Amount**	Shares	Amount
	(#)	(000s)	(#)	($000s)
Balance – beginning of year	**688,000**	**739**	688 000	739
Exercised	**(90,500)**	**(97)**	–	–
Converted upon IPO	**(597,500)**	**(642)**	–	–
Balance – end of year	–	–	688 000	739

Prior to the August 2006 IPO, 90,500 flow-through special warrants were converted into common shares of the Company. At the time of the IPO, the remaining 597,500 flow-through special warrants were converted for common shares of the Company for no additional consideration.

8. Share Capital (continued)

(e) Contributed Surplus

As at December 31,	**2006**	2005
(000s)	($)	($)
Balance – beginning of year	**587**	202
Stock-based compensation expensed	**573**	351
Stock-based compensation capitalized	**218**	–
Transfer on exercise and expiry of warrants	**1,361**	34
Balance – end of year	**2,739**	587

(f) Stock Option Plan The Company has a stock option plan (the "Plan"), which is administered by the Board of Directors of the Company. All directors, officers and employees are eligible to participate under the Plan. The aggregate number of shares reserved for issuance under the Plan shall not exceed 10% of the total number of issued and outstanding shares of the Company. Options will vest over a period of two years and expire after four years.

The following table summarizes the number of options outstanding and the exercise price:

	Options	Weighted Average Exercise Price
	(#)	($/option)
Outstanding at December 31, 2004	382,000	2.00
Granted	367,500	2.00
Forfeited	–	–
Outstanding at December 31, 2005	749,500	2.00
Granted	**947,000**	**2.10**
Forfeited	**(156,500)**	**2.00**
Outstanding at December 31, 2006	**1,540,000**	**2.06**

As at December 31, 2006, the weighted average remaining life of the options outstanding was 2.14 years (December 31, 2005 – 2.65 years).

As at December 31, 2006, 924,000 (December 31, 2005 – 323,500) options were exercisable at $2.10 and $2.00 per share with a weighted average exercise price of $2.05 per share.

The Company calculates the fair value of the stock options granted using the Black-Scholes option pricing model at the date of grant. The weighted average fair market value of the stock options and the assumptions used in their determination for options issued in 2006 are as follows: weighted average fair value per stock option: $0.67; risk-free interest rate: 4.2%; volatility: 40%; and expected life: 4 years.

(g) Performance Warrant Plan On April 7, 2006, the Board of Directors of the Company approved the issuance of 3,800,000 performance warrants to certain directors, officers and employees of the Company. The performance warrants are exercisable into common shares at a price of $2.20 per common share and expire on April 7, 2011. All performance warrants will only vest upon a change in control of the Company and will be recorded at fair value and expensed upon meeting the performance criteria at that time.

(h) Per Share Amounts Per share amounts have been calculated based on the weighted average number of common shares issued and outstanding, which for the year ended December 31, 2006 totaled 18,791,914 (2005 – 8,104,703).

In calculating the diluted loss per share for the year ended December 31, 2006, nil (December 31, 2005 – 145,561) shares were added to the weighted average number of common shares outstanding for the dilutive effect of the special warrants and stock options.

In calculating the net loss per share, options and warrants totaling 15,977,500 were excluded from the dilution calculation, as they were anti-dilutive. No adjustments were required to net loss in computing diluted per share amounts.

9. Related Party Transactions

Included in general and administrative expenses are amounts for services provided to the Company through entities affiliated with and/or controlled by the Secretary of the Company. During the year ended December 31, 2006, the Company paid to the affiliated entity $182,017 (2005 – $52,284), representing the fair market value for services received. There was an outstanding payable balance of $31,194 (2005 – nil) with the related company at year-end.

The Company utilizes the services of a consultant, through his operating company, who is considered a related party by virtue of significant influence on the Company's drilling operations. The Company pays the related party's operating company a management fee, has provided the related party full time use of offices in its premises at below market rates for rent, granted the related party stock options and provided the related party an interest free loan to purchase shares in the Company. For the year ended December 31, 2006, the Company paid an amount totaling $573,000 (2005 – $735,206) to the related party, representing the fair market value for services received. The outstanding related party balance was $nil at December 31, 2006 (2005 – $131,000). The Company estimates the fair market value of the subsidized rent to be approximately $9,900 for the year ended December 31, 2006 (2005 – $6,000). Effective April 15, 2006, this consultant became an employee of Silverwing.

The Company granted share purchase loans to employees in 2004 for the purchase of the Company's flow-through shares at that time. The loans are non-interest bearing and are to be fully repaid by October 31, 2007. The loan balance from the employees was $76,500 at December 31, 2006 (2005 – $99,500).

During the year ended December 31, 2006, the Company used the services of a drilling company of which two directors of Silverwing are officers. The total purchased services amounted to $2.4 million for the year and the balance owing to the related company was $221,000 as at December 31, 2006. The transactions are in the normal course of operations and are measured at the exchange amount that approximates fair market value of the services.

10. Commitments

(a) Flow-Through Shares In the third quarter of 2006, the Company committed to renounce $9.5 million of exploration expenditures pursuant to a flow-through common share issue completed on August 22, 2006. The Company has incurred $9.1 million of eligible expenditures for renouncement during 2006 and $0.4 million of eligible expenditures are to be incurred by December 31, 2007.

In the fourth quarter of 2006, the Company committed to renounce $7.4 million of exploration expenditures pursuant to a flow-through common share issue completed on December 21, 2006. Silverwing has until December 31, 2007 to incur these exploration expenditures. As at December 31, 2006, the full balance of the obligation remained outstanding.

(b) As at December 31, 2006, the Company had the following annual rental commitments on field equipment, sublease for office premises and equipment as follows:

(000s)	($)
2007	219
2008	8
2009	8
2010	2

(c) Drilling Contracts During 2006, the Company entered into a one-year and a three-year drilling contract. In the one-year contract, Silverwing is committed to a 260-day guarantee within a 365-day period commencing June 1, 2006. In the three-year contract, Silverwing is committed to a 560-day guarantee within an 830-day period commencing October 14, 2006. If the Company is unable to fulfill the operating day commitment, a shortfall penalty of $8,500 and $18,500 for each day or portion thereof for each contract, respectively, will be charged to Silverwing upon completion of the term. If there should be any time that Silverwing does not require the use of each rig during the duration of the contract term, the drilling contractor will put forth best efforts to contract the rig to another party. Should the drilling contractor be successful, any days worked for the other party during the contract term will be credited towards Silverwing's guaranteed day contract commitment on a prorated basis equal to each day worked for the other party.

As at December 31, 2006, 134 days remain on the one-year contract and 499 days remain on the three-year contract.

11. Financial Instruments

(a) **Interest Rate Risk** As at December 31, 2006, the Company was exposed to floating interest rates with respect to its bank debt (see note 5).

(b) **Foreign Currency Exchange Risk** The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

(c) **Credit Risk** The Company's accounts receivable are primarily with customers in the oil and gas industry and are subject to normal industry credit risks.

(d) **Fair Value of Financial Instruments** The fair values of accounts receivable and other assets and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of these instruments. The Company's bank debt bears interest at a floating market rate, and accordingly, the fair market value approximates the carrying value.

(e) **Commodity Price Risk Management** There were no financial instruments in place to manage commodity prices during the year ended December 31, 2006.

12. Supplementary Cash Flow Information

The following table details the components of non-cash working capital:

As at December 31,	**2006**	2005
(000s)	**($)**	($)
Provided by (used in)		
Accounts receivable and other assets	**(2,901)**	(2,393)
Accounts payable and accrued liabilities	**11,102**	5,210
	8,201	2,817
Operating	**1,342**	(1,052)
Financing	**57**	(24)
Investing	**6,802**	3,893
	8,201	2,817

CORPORATE INFORMATION

Board of Directors

Drew Tumbach [1][2][3] – Chairman
Vice-President, Land & Contracts
Duvernay Oil Corp.

Derek J. Lowe
Vice-President, Manufacturing
Nabors Drilling Limited

Terry O'Connor
Senior Vice-President, Business Development
Silverwing Energy Inc.

Robert Wagemakers [1][2]
Vice-President, Marketing
Nabors Drilling Limited

Geoff Waterman [1][2][3]
Vice-President
Newmont Mining Corporation of Canada Limited

Oleh Wowkodaw [3]
President & Chief Executive Officer
Silverwing Energy Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Technical Committee

Senior Management

Oleh Wowkodaw
President & Chief Executive Officer

Terry O'Connor
Senior Vice-President, Business Development

Martin D. Rude
Vice-President, Finance & Chief Financial Officer

Andre R. Brisson
Vice-President, Exploration

Michael R. Carlson
Vice-President, Engineering

David K. Gibson
Vice-President, Operations

F.G. (Rick) Young
Director of Exploration

Scott Reeves
Corporate Secretary

Corporate Head Office

Suite 1250
635 Eighth Avenue S.W.
Calgary, Alberta T2P 3M3
Tel: (403) 263-5555
Fax: (403) 263-5549
E-Mail: info@silverwingenergy.com

Auditors

KPMG LLP

Banker

National Bank of Canada

Evaluation Engineers

GLJ Petroleum Consultants Ltd.

Legal Counsel

TingleMerrett LLP

Registrar and Transfer Agent

Valiant Trust Company

Stock Listing

Toronto Stock Exchange
Common Share Symbol: SVW
Common Share Warrant Symbol: SVW.WT

Abbreviations

bbls	barrels
bbls/d	barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmcf/d	million cubic feet per day
2-D	two dimensional
3-D	three dimensional

Conversion of Units

1.0 acre	=	0.40 hectares
2.5 acres	=	1.0 hectare
1.0 bbl	=	0.159 cubic metres
6.29 bbls	=	1.0 cubic metre
1.0 foot	=	0.3048 metres
3.281 feet	=	1.0 metre
1.0 mcf	=	28.2 cubic metres
0.035 mcf	=	1.0 cubic metre
1.0 mile	=	1.61 kilometres
0.62 miles	=	1.0 kilometre

Natural gas is equated to oil on the basis of 6 mcf : 1 boe

Created by CORPORATE IMAGE MAKERS – Calgary, Alberta
Photography by MARK VITARIS PRODUCTIONS – Calgary, Alberta


SILVERWING ENERGY INC.


END